SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

FRANCE TELECOM
(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-        )

Enclosure:
Unaudited Consolidated Financial Statements for the six months ended at June 30, 2002 and 2001, including supplemental disclosures required under US GAAP and SEC regulations applicable to France Telecom

FRANCE TELECOM CONSOLIDATED FINANCIAL STATEMENTS Six months ended June 30, 2002 and 2001, and year ended December 31, 2001 UNAUDITED FOR JUNE 2002 AND JUNE 2001 CLOSINGS

CAUTIONARY STATEMENT

Certain of the statements contained in this document, in particular in notes 16 and 32C, are statements of future expectations and other forward looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. These factors include, among others, the success of France Telecom’s announced strategic, financial and operating initiatives, including changes in economic, business, competitive market and regulatory factors, and the availability and deployment of capital, particularly in view of France Telecom’s debt refinancing needs. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3 Key Information — Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002 for more details.

FRANCE TELECOM

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in millions of euros except per share data)

	Note	Six months to June 30,		Year ended December 31,
		(unaudited)		(audited)
		2002	2001	2001
Sales of services and products		22,472	20,424	43,026
Cost of services and products sold (excluding items shown separately below)		(9,133)	(8,405)	(17,619)
Selling, general and administrative expenses		(6,187)	(5,687)	(12,520)
Research and development expenses		(282)	(266)	(567)

EBITDA(1)		6,870	6,066	12,320

Depreciation and amortization (excluding goodwill)		(3,595)	(3,251)	(6,910)

Operating income before special items, net	22	3,275	2,815	5,410
Special items, net	24	(93)	(101)	(210)

Operating income		3,182	2,714	5,200

Interest expenses, net	12	(1,754)	(1,967)	(3,847)
Foreign exchange loss, net		(87)	(399)	(337)
Discounting of early retirement plan and other long-term liabilities	18	(126)	(114)	(229)
Other non-operating income / (expense), net	25	(9,339)	1,778	(5,904)
Income taxes	26	(2,296)	1,439	2,932
Employees profit-sharing		(51)	(71)	(131)
Equity in net income of affiliates	7	(163)	(292)	(890)

Income (loss) before goodwill amortization and minority interest		(10,634)	3,088	(3,206)
Goodwill amortization	4-7	(1,466)	(1,353)	(2,531)
Exceptional goodwill amortization	4	—	—	(3,257)
Minority interest	20	(76)	216	714

Net income (loss)		(12,176)	1,951	(8,280)

(1) EBITDA : operating income before Special items, net and Depreciation and amortization

Earnings per share (in euros)
Earnings per share before goodwill amortization and minority interest
—basic		(9.86)	2.80	(2.91)
—diluted		(9.86)	2.75	(2.91)
Earnings per share
—net income (loss)		(11.29)	1.77	(7.51)
—fully diluted		(11.29)	1.74	(7.51)

See Notes to Unaudited Consolidated Interim Financial Statements

FRANCE TELECOM

CONSOLIDATED BALANCE SHEET
(Amounts in millions, except per share data)

	Note	Six months ended June 30,	Year ended December 31,
		(unaudited)	(audited)
		2002	2001
ASSETS
Goodwill, net	4	34,041	34,963
Other intangible assets, net	5	19,279	18,189
Property, plant and equipment, net	6	37,128	31,728
Investments accounted for under the equity method	7	4,278	8,912
Non consolidated investments, net	8	1,720	3,240
Other long-term assets, net		1,517	1,936
Deferred income taxes, net	26	4,040	5,369

Total long-term assets		102,003	104,337

Inventories		850	900
Trade accounts receivable, less allowances ( 1,856 at June 30, 2002, 1,475 at December 31, 2001)	9	7,730	7,596
Deferred income taxes, net	26	646	1,102
Prepaid expenses and other current assets	10	5,678	6,653
Receivable from divestment of real estate	6	239	2,689
Marketable securities	12	148	1,138
Cash and cash equivalents	12	2,288	2,943

Total current assets		17,579	23,021

TOTAL ASSETS		119,582	127,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital—€4 par value—Authorised and issued: 1,187,519,899 shares effective period end		4,750	4,615
Additional paid-in capital		24,755	24,228
Retained earnings (loss)		(4,865)	4,682
Net income (loss) for the year		(12,176)	(8,280)
Foreign currency translation adjustment		(2,929)	844
Own shares		(9,975)	(5,002)

Shareholders’ equity	21	(440)	21,087

Minority interests	20	10,149	8,101

Exchangeable or convertible notes	12	7,668	10,750
Other long-and medium-term debt, less current portion	12	41,485	43,793
Other long-term liabilities	18	15,164	8,663

Total long-term liabilities		64,317	63,206

Current portion of long-and medium-term debt	12	9,210	1,596
Bank overdrafts and other short-term borrowings	12	13,769	11,365
Trade accounts payable		7,898	8,631
Accrued expenses and other payables	19	8,255	7,259
Other current liabilities	19	2,638	2,481
Deferred income taxes	26	456	374
Deferred income	11	3,330	3,258

Total current liabilities		45,556	34,964

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		119,582	127,358

See Notes to Unaudited Consolidated Interim Financial Statements

FRANCE TELECOM

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in millions, except per share data)

	Number of shares issued	Share capital	Additional paid-in capital	Retained earnings (loss)	Foreign currency translation adjustment	Own shares	Total
Balance at January 1, 2001	1,153,831,943	4,615	24,228	6,408	59	(2,153)	33,157

Net income for the year 2001				(8,280)			(8,280)
Movements in holdings of own shares (see Note 21)				(1,271)		(2,849)	(4,120)
Appropriation of earnings				(1,075)			(1,075)
Translation adjustment					785		785
Other movements				620			620

Balance at December 31, 2001	1,153,831,943	4,615	24,228	(3,598)	844	(5,002)	21,087

Net income for the six month period				(12,176)			(12,176)
Movements in holdings of own shares (see Note 21)						(4,973)	(4,973)
Appropriation of earnings (see Note 21)				(1,056)			(1,056)
Increases in capital (see Note 21)	33,687,956	135	527				662
Translation adjustment					(3,762)		(3,762)
Other movements: mainly TP Group (see Note 3)				(211)	(11)		(222)

Balance at June 30, 2002 (unaudited)	1,187,519,899	4,750	24,755	(17,041)	(2,929)	(9,975)	(440)

See Notes to Unaudited Consolidated Interim Financial Statements

FRANCE TELECOM

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in millions)

	Note	Six months ended June 30,		Year ended December 31,
		(unaudited)		(audited)
		2002	2001	2001
OPERATING ACTIVITIES
Net income/(loss)		(12,176)	1,951	(8,280)
Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation & amortization of property, plant & equipment and intangible assets	4-5-6-7	5,056	4,604	12,698
Gain on divestment of real estate	25	—	—	(705)
Result on divestment of other tangible and intangible assets		—	—	(92)
Result on divestment of other assets	25	(212)	(939)	(2,093)
Changes in valuation allowances and other provisions	25	9,288	(1,204)	7,860
Undistributed earnings of affiliates		164	293	841
Deferred income taxes	26	1,825	(411)	(2,090)
Minority interests	20	76	(216)	(714)
Other items		4	(5)	(19)

		4,025	4,073	7,406

Decrease (increase) in inventories		76	168	341
Decrease (increase) in trade accounts receivable		24	118	(628)
Securitization of receivables	9	288	880	914
Decrease (increase) in other current assets		115	(1,018)	(1,974)
Impact of sale of carry back receivables	26	1,111	(1,630)	(1,111)
Increase (decrease) in trade accounts payable		(422)	(928)	(588)
Increase (decrease) in accrued expenses and other payables		(378)	1,365	2,026
Impact of sales of future receivables	18	(25)	—	690

Other changes in operating assets and liabilities		789	(1,045)	(330)

Net cash provided by operating activities		4,814	3,028	7,076

INVESTING ACTIVITIES
Purchase of property, plant, and equipment and intangible assets net of movements in supplier balances ( (538) at June 30, 2002, (184) at June 30, 2001, 411 at December 31, 2001)	5-6	(3,820)	(4,066)	(8,553)
Income from sale of real estate	6	2,411	—	—
Proceeds from sale of other property, plant, and equipment and intangible assets		107	222	296
Repurchase of Orange SA shares: exercise of E.On put option	3	(950)	—	—
Purchase of own shares (Orange plc acquisition)	28	(4,974)	(8,785)	(8,807)
Orange SA IPO proceeds	3	—	6,102	6,102
Cash paid for investments securities and acquired businesses, net of cash acquired	3	(97)	(728)	(1,071)
Change in net cash following the full consolidation of TP Group	3	144	—
Investments in affiliates	7	(3)	(442)	(3,284)
Proceeds from sale of investment securities and businesses, net of cash sold	3-8	89	3,233	4,524
Decrease (increase) in marketable securities and other long-term assets		(10)	43	(31)

Net cash used in investing activities		(7,103)	(4,421)	(10,824)

FINANCING ACTIVITIES
Issuance of long-term debt	12	734	22,553	37,244
Repayment of long-term debt	12	(1,212)	(11,458)	(18,174)
Increase (decrease) in bank overdrafts and short-term borrowings	12	1,806	(7,198)	(13,556)
UMTS vendor financing	18	282	—	234
Minority interest shareholder contributions		4	149	181
Dividends paid to minority shareholders	20	(39)	(99)	(128)
Appropriation of earnings	21	0	(1,075)	(1,075)

Net cash used in financing activities		1,575	2,872	4,726

Net increase (decrease) in cash and cash equivalents		(714)	1,479	978
Effect of changes in exchange rates on cash and cash equivalents		59	44	(75)
Cash and cash equivalents at beginning of period		2,943	2,040	2,040

Cash and cash equivalents at end of period		2,288	3,563	2,943

Supplementary disclosures
Cash paid during the period for :
• Interest		(1,887)	(1,655)	(3,695)
• Income taxes		(608)	(377)	(610)

See Notes to Unaudited Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     DESCRIPTION OF BUSINESS

France Telecom group (“France Telecom”) including notably its publicly listed subsidiaries Orange, Wanadoo, TP Group (Polish telecommunications operator TP SA and its subsidiaries) and Equant, is one of the leading telecommunications operators in the world and is the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunications operators with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, broadcasting and other value added services.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated six months financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles under rule 99-02 of the Comité de la Réglementation Comptable (CRC), and in accordance with the recommendations of the Conseil National de la Comptabilité (CNC) relating to the preparation of interim financial statements.

The six months consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001 which figure notably in the Document de Référence filed with the Commission des Opérations de Bourse (COB) on July 1, 2002.

France Telecom reviewed the provisions recorded at December 31, 2001 and, as anticipated, the first application of rule CRC 00-06 on liabilities on January 1, 2002, had no effect.

Presentation of the financial statements

The consolidated balance sheet, statement of income and statement of cash flows are prepared in euros.

•	EBITDA represents operating income before special items, net and before depreciation and amortization.

•	Operating income before special items, net is presented separately.

•
Operating income represents the difference between operating revenues and charges. It includes specific and non-recurring items, recorded under the heading “Special items, net” within Operating Income.

•
The costs resulting from the discounting of the French early retirement plan and other long-term liabilities and from the French legal regime of employee profit sharing are presented as a separate line item in the consolidated statement of income after Operating Income.

•
“Other non-operating income/(expense), net” relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including dilution results and the change in provisions against investment securities and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes results on disposals where their relative size exceeds ordinary activity (real estate, commercial receivables…).

•	The goodwill amortization charge relates to the goodwill of fully and proportionally consolidated companies as well as investments accounted for under the equity method.

•	The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.

•
The statement of cash flows excludes from changes in cash bank overdrafts and those changes in marketable securities having maturities in excess of three months at the time of purchase, which are presented as financing and investing activities.

Principles of consolidation

The main consolidation principles are as follows:

•	Companies which are wholly owned or which France Telecom controls, either directly or indirectly, are fully consolidated;

•	Companies in which France Telecom and a limited number of other shareholders exercise joint control are accounted for using the proportionate consolidation method;

•	Companies over which France Telecom exercises significant influence but does not control (generally a 20% to 50% controlling interest), are accounted for under the equity method;

•	Material inter-company balances and transactions are eliminated.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries in a non euro functional currency, except for those in countries with hyper-inflationary economies, are translated into euros as follows:

•	Assets and liabilities are translated at the year-end rate;

•	Items in the statement of income are translated at the average rate for the year;

•	The translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

The local currency financial statements of foreign subsidiaries operating in countries with hyper-inflationary economies are re-measured into their functional currency, prior to converting to euros, using the following method:

•	Monetary elements of the balance sheet are translated at the closing rate;

•	Non-monetary elements are converted at the historical rate;

•	Items in the statement of income are translated at the average rate for the year except for depreciation and amortization charges which are translated at the historical rate;

•	The translation adjustment resulting from the use of these different rates is recorded in the income statement as an exchange gain or loss.

The financial statements of subsidiaries remeasured as described above are then translated into euros using the method applied to all foreign subsidiaries of France Telecom.

Transactions in foreign currencies

Foreign currency denominated monetary balances, except for those hedged by currency swap contracts, are translated at closing exchange rates.

Unrealized gains and losses on foreign currency denominated balances, except for those hedged by currency swap agreements and for those arising on liabilities effectively hedged by assets in the same currency, are recognized in the statement of income for the period.

Revenue recognition

France Telecom’s principal sources of revenue are recognized as follows:

•	Revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period;

•	Revenues from incoming and outgoing traffic are recognized when the service is rendered;

•	Revenues from sales of telecommunications equipment, net of point of sales discounts, and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate;

•
Revenues from Internet advertising are recognized over the period that services are provided, revenues from advertisements in printed and electronic directories are recognized when directories are published;

•
Barter transactions are recorded, only when their value can be determined, and in this case are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable in the circumstances;

•	Revenues from the sale of transmission capacity in terrestrial and submarine cables (IRU) are recorded in the income statement on a straight-line basis over the length of the contract.

Customer acquisition costs and loyalty costs

Customer acquisition costs and loyalty costs relating to mobile and Internet customers are expensed as incurred. These costs consist principally of commissions and rebates paid to distributors.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs amounted to € 498 million in the first six months of 2002 (€ 1,063 million in 2001).

Research and development

Research and development costs are expensed as incurred.

Web site development costs

Costs relating to the development of web sites are capitalized or expensed depending on the phase of development of sites: costs relating to the planning and operating stages are expensed, costs related to development and creation of the design are capitalized.

Earnings per share

Two types of earnings per share are shown: basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as the net result adjusted for the financial charges of dilutive instruments, net of their effect on tax and employee profit sharing.

Own shares held recorded as a reduction in consolidated shareholders’ equity are not included in the calculation of earnings per share.

Customer receivables

France Telecom does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers). Allowances are recorded on the basis of an evaluation of the risk of non-recovery of receivables. The allowances are based on an individual or statistical assessment of this risk.

Customer receivables which are securitized are removed from the heading “Trade accounts receivable, less allowances” when the rights and obligations attached to such receivables are definitively transferred to third parties. Subordinated shares held in Fonds commun de créances as part of these transactions are recorded as “Other long-term assets, net”. Depreciation of such shares, determined based on the risk of non-recovery of the receivables divested, is presented as a reduction in “Other long-term assets, net”.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities generally of three months or less at the time of purchase and are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their estimated trading value for securities not publicly traded.

Inventories

Inventories are stated at the lower of cost or probable net realizable value taking into account notably future revenue expected from new subscriptions arising from mobile handset sales. Cost relates to acquisition or production costs and is generally determined using the weighted average method.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationship is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading “Goodwill” for fully and proportionally consolidated entities and is included in the heading “Investments accounted for under the equity method” for entities over which France Telecom has a significant influence.

Goodwill related to foreign companies is recorded as an asset in their functional currency.

Where there is a partial disposal of shares in fully or proportionally consolidated companies, the cost of the assets sold includes the related portion of goodwill disposed of which is removed from the balance sheet at disposal, be it through a direct sale in exchange for another asset or through a dilution.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined after taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The value in use of goodwill is subject to review when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the business environment, or in assumptions or expectations considered at the time of the acquisition. The need to recognize an impairment charge is assessed with reference to undiscounted cash flows as estimated based on prospective economic and operating assumptions used by the management of France Telecom.

Impairment charges are recorded, where necessary, as the difference between net book value and fair value. The recoverable value of the goodwill is assessed with reference to cash flow projections discounted using appropriate rates and considering other advantages expected at the acquisition date such as synergies resulting from the integration of the business with France Telecom’s operations and its strategic position for the group.

Other intangible assets

Other intangible assets include trademarks, customer relationship, licenses, patents and submarine cable link access rights.

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the effective date of commercialization of services.

The right to operate, in France, a third generation mobile network (UMTS) is recorded for the fixed portion payable at the grant of the license, and this fixed portion is amortized on a straight line basis over the duration of the license from the effective date of commercialization of services. According to the ruling of the urgent issues task force of the CNC, the variable portion (equal to 1% of the eligible sales generated by the third generation network) will be recorded as an expense in the period incurred.

Interest charges related to mobile telephone licenses such as UMTS licenses, are expensed when France Telecom is committed to them.

Trademarks and customer relationships are not amortized. Impairment is recorded, as necessary, taking into account operating conditions.

Purchases of capacity transmission on land and submarine cables (IRUs) are capitalized and amortized on a straight-line basis over the forecast useful life. Income from sale of IRUs is recorded on a straight-line basis in the statement of income over the duration of the contract.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded in the opening balance sheet at values jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Since that date, property, plant and equipment are recorded at historical cost of acquisition or at production cost. Cost of networks includes planning and construction costs, as well as site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed as incurred.

Leased assets are recorded as an acquisition of an asset and the incurrence of a financial debt when the lease terms effectively transfer the risks and rewards of ownership of the asset to France Telecom. Equally, where France Telecom transfers the risks and rewards of ownership to a third party through a lease contract, this is accounted for as a disposal.

Depreciation of property, plant and equipment is measured on a straight-line basis over the following estimated useful lives :

Buildings and leasehold improvements	10 to 30 years
Switching, transmission equipment and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computers and software (excluding network)	3 to 5 years
Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional authorities. Subsidies are recorded as a reduction of the cost of the assets financed and, consequently, are recognized in income over the estimated useful lives of the corresponding assets.

Impairment of long-lived assets

Plant, property and equipment and intangible assets are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value.

•
For assets to be held and used, impairment is principally determined for each group of assets by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management’s expectations of future economic and operating conditions.

Where necessary, impairment of these assets is recorded as the difference between carrying value and fair value. Fair value is determined on the basis of discounted cash flows or by reference to replacement cost for used equipment, cost of alternative technologies or recent transactions for similar businesses, or market prices.

•	Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

Investment securities

Investment securities are stated at cost, including any associated direct costs. An allowance is recorded when the value in use, based upon management’s analysis, appears to be less than carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders’ equity, and taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured applying the tax rates enacted at the end of the accounting period, as applicable at the time the temporary difference is expected to reverse. Where significant, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

Debt issuance costs

Debt issuance costs are amortized over the term of the related debt instrument.

Purchase of own shares

Own shares held by France Telecom are reflected in the consolidated balance sheet at their acquisition cost as a reduction in shareholders’ equity except for those held in share price stabilization transactions, which are recorded as marketable securities. Gains and losses on disposals of such shares, including related taxes, are recorded within shareholders’ equity. Allowances recorded against own shares held within investment securities in the single company financial statements of France Telecom, as well as provisions for risk relating to commitments to repurchase own shares, are eliminated on consolidation.

Derivative financial instruments

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, interest rate cap and floor contracts, foreign exchange futures contracts on organized forward markets, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the underlying transaction being hedged:

•
Differences between interest receivable and interest payable on swaps, caps and floor contracts designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to interest expense;

•
Initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to fluctuations in exchange rates are recorded as exchange rate corrections resulting from the item hedged;

•
Gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

Certain operations which respect France Telecom’s hedging policy have not been accounted as hedging operations. Such operations are evaluated as follows:

•	For operations on organized markets, margin calls are recorded directly in the statement of income.

•	Net unrealized losses, calculated on instruments negotiated over the counter, are fully provided for.

•	Unrealized gains on instruments negotiated over the counter are recorded upon unwinding of the position.

Pension plan for French civil servants

Civil servants employed by France Telecom are eligible to receive retirement benefits from the civil servant and military personnel defined benefit pension plan, which is administered by the French State.

The “France Telecom Law” (FT law) (French law n°96-660 of July 26, 1996) states that France Telecom’s obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for plans of other civil servants.

Early retirement plan for French civil servants

In accordance with the “FT law”, France Telecom has introduced an early retirement plan for civil servants and other employees. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who attain the age of 55 with 25 years service, may elect for early retirement. Between early retirement age of 55 and normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect early retirement at the age of 55, and which declines progressively to zero as the age which they elect approaches normal retirement age.

A provision corresponding to an actuarial measurement of the liability under this plan has been recorded (Note 18). Actuarial assumptions are monitored and modified based upon experience.

Changes in actuarial assumptions are accounted for from the anniversary of the plan, in the consolidated statement of income in the year of change, and on a prorata basis over future service periods until the end of the plan as personnel opt for early retirement.

Retirement indemnities and other pension plans

In France, legislation requires that lump sum retirement indemnities be paid to non-civil servant employees based upon their years of service and compensation at retirement. The actuarial cost of this unfunded obligation is charged annually to income over the employees’ service lives. The effect of changes in assumptions is accounted for in the consolidated statement of income over the average remaining service life of employees.

British subsidiaries of Orange S.A. and Equant have, for eligible employees, defined contribution pension schemes and unapproved funded retirement benefit schemes. Contributions to both types of plans are expensed as incurred.

Post-retirement benefits other than pensions

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, credit card fees and various other benefits to retirees.

France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

Stock subscription plans

Shares of subsidiaries issued upon exercise of subscription options granted to employees are reflected as a share capital increase, based on the exercise price of the options, creating a dilution result for France Telecom.

With regard to purchase options, a provision is recorded in the books of the subsidiary to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social charges assumed in connection with the share option plan are provided for when it is probable that the options will be exercised.

Use of estimates

France Telecom’s reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of the financial statements. France Telecom bases its estimates on its past experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Due to different assumptions and situations, the actual results may differ significantly from these estimates.

The positions taken by France Telecom in application of these accounting principles, the estimates made by management and the sensitivity of the reported results to circumstances and assumptions used by management are factors to be taken into consideration when reading the financial statements of France Telecom.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and investment securities.

3.    MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES

SIX MONTHS ENDED JUNE 30, 2002

Main acquisitions

TP Group

Following the nomination by the France Telecom/Kulczyk Holding consortium, at the ordinary shareholders’ meeting in April 2002, of the majority of the members of the Supervisory Board of TP SA, which demonstrates control of the Polish operator, TP Group (TP SA and its subsidiaries) has been fully consolidated in the France Telecom financial statements from April 1, 2002. Until this date, TP Group was accounted for using the equity method.

Orange SA : Exercise of the put option held by E.On Group.

In accordance with the put and call options contract dated November 2000 and amended in January 2002 (Note 28), the E.On Group exercised on June 5, 2002, its put option to sell to France Telecom 102.7 million shares in Orange S.A. In conformity with the amended terms of the option contract of January 2002, France Telecom acquired these shares on June 12, 2002 for an amount of € 950 million or € 9.25 per share. These shares had been attributed to E.On Group as partial payment for the disposal of its interest in Orange Communications SA. (Switzerland) to Orange S.A.

The goodwill arising on this additional investment amounts to € 397 million and is amortized over 20 years.

Main divestitures

TPS (Télévision Par Satellite)

In accordance with the agreement signed in December 2001 with TF1, TPS was sold on May 6, 2002, for € 128.7 million. The result on disposal was € 177 million (€ 177 million net of related taxes) taking into account the effects of previously recorded results.

YEAR ENDED DECEMBER 31, 2001

Main acquisitions

Equant

Following the extraordinary general meeting of Equant on June 27, 2001, and in accordance with the agreement concluded in November 2000, France Telecom performed the following transactions on June 29, 2001:

•
Acquisition of 67,950,000 Equant common shares from the SITA Foundation in exchange for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share, resulting in consideration of € 1,739 million based on the share price at June 29, 2001 of € 56.3 per share.

•
Investment of US$ 1 billion (€ 1,179 million) through subscription for 10 million newly issued Equant convertible preference shares; each preference share has the same voting rights as one Equant common share and will automatically convert into one new Equant common share five years after the date of subscription ; and

•
Contribution to Equant in exchange for 80,617,348 newly issued Equant common shares, of 100% of the share capital of Global One Communications World Holding B.V. and Global One Communications Holding B.V, with France Telecom retaining certain activities previously performed by Global One. This contribution was valued on the basis of discounted future cash flows at US$ 5,168 million (€ 6,094 million), including contributed cash amounting to US$ 300 million.

As a result of these transactions, France Telecom owned, at June 29, 2001, 54.27% of the combined company Equant.

Under the terms of the agreement, within a two-year period, France Telecom is to pay back to Equant:

•	50% of costs related to the preservation of employment or the cancellation of employment contracts for certain employees of the newly combined company Equant

•	Restructuring and integration costs other than those relating to employees, up to a maximum of US$ 210 million.

On the basis of these elements, the purchase accounting for Equant at historical rate is as follows:

	(in millions of euros)
Contribution of Global One	6,094
Proceeds from subscription of the 10 million Equant preference shares, paid in cash	1,179

	7,273
Minority interests, corresponding to Equant shareholders	x45.73%	3,326
Acquisition of Equant common shares from the SITA Foundation		1,739
Restructuring, integration and associated acquisition costs		369

Preliminary acquisition cost		5,434

Fair value of net assets acquired		634

Preliminary goodwill		4,800

Preliminary goodwill in euros is amortized from July 1, 2001, over periods of up to 20 years, and amounts to € 4,800 million (US$ 4,071 million). The acquisition and restructuring costs associated with the acquisition were depreciated as exceptional amortization in the second half of 2001 (Note 4).

TP SA

Under a new agreement signed on September 5, 2001 between the Polish government and the consortium led by France Telecom, France Telecom and Kulczyk Holding, its partner in the consortium, increased their share in TP SA by 8.93% and 3.57% respectively for a total of PLN 3,656 million (€ 950 million) of which PLN 2,612 million (€ 679 million) was paid by France Telecom. Following this operation, the consortium holds 47.5% of TP SA, of which 33.93% is held by France Telecom. The consortium holds a call option for a supplementary investment of 2.5% plus one additional share. Moreover, put and call options have been agreed between Kulczyk Holding and France Telecom relating to the participation of Kulczyk Holding in TP SA (Note 28).

The preliminary goodwill relating to this complementary investment amounts to € 262 million at June 30, 2002. (€ 213 million at December 31, 2001) and is amortized over 20 years from October 1, 2001. The investment in TP SA was accounted for under the equity method from October 1, 2001 to April 1, 2002 after which date it has been fully consolidated (see above SIX MONTHS ENDED JUNE 30, 2002).

Freeserve

In December 2000, Wanadoo SA made an offer for the entire share capital of Freeserve, the main Internet services provider in the United Kingdom. The offer was carried out in March 2001 on the basis of a parity of 0.225 new Wanadoo shares for each Freeserve share. The number of shares issued amounts to 230,069,681, resulting in a purchase price of € 2,078 million.

The resultant goodwill for this operation amounts to € 1,886 million and is amortized over a 20-year period from March 1, 2001 (Note 4).

Indice Multimedia

On December 18, 2000, Wanadoo agreed to acquire the entire share capital of Indice Multimedia, the second largest directory operator in Spain. At the general meeting on March 22, 2001 and in accordance with the agreement, Wanadoo acquired 86.71% of the capital of Indice Multimedia by issue of 20,325,444 shares and a cash payment of € 80.5 million, representing an acquisition cost of € 190 million. The remainder of the capital will be acquired through options granted both to employees, in cash when the option is exercised, and also to certain shareholders, in cash and in Wanadoo shares at exercise.

The acquisition of Indice Multimedia gave rise to goodwill of € 318 million being amortized over a 20-year period from April 1, 2001 (Note 4).

Wind

On October 11, 2000, France Telecom and Enel reached an agreement relating to the acquisition of Infostrada by Enel and its commitment to merge Wind and Infostrada.

Under this agreement, and following an extraordinary general meeting on July 30, 2001 which approved a capital increase reserved for Enel as a consideration for the contribution of Infostrada, France Telecom’s controlling interest was reduced from 43.4% to 26.58% in the new entity. The effect of this operation is a dilution gain of € 934 million. The legal merger of Wind and Infostrada took place on January 1, 2002.

Moreover, under this agreement, France Telecom and Enel agreed to make a public offering of 25% of Wind, subject to market conditions. The agreement includes put and call options over Wind shares with Enel, in favor of France Telecom (Note 28).

Orange SA IPO

In February 2001, France Telecom sold 636 million existing shares of Orange SA representing 13.24% of the total number of existing shares and voting rights in Orange SA, through a public offer to private and institutional investors as well as employees. The net proceeds from these offers amounted to € 6.1 billion.

Since February 13, 2001, Orange SA shares have been listed on the Premier Marché of Euronext Paris SA and on the London Stock Exchange. This operation has no material impact on consolidated income before tax at December 31, 2001, as a provision of € 1,773 million to cover the expected loss was recorded in the financial statements at December 31, 2000.

Following this offering and the transfer to E.On of 102.7 million shares of Orange SA as a consideration for 42.5% of Orange Communications SA (Switzerland), acquired in November 2000, France Telecom owned 84.4% of Orange SA. At June 30, 2002 following the transaction disclosed in Note 28, France Telecom owns 86.29% of Orange SA.

Main acquisitions and divestments of non consolidated investments (Note 8)

4.    GOODWILL IN CONSOLIDATED INVESTMENTS

Main goodwill arising from fully or proportionately consolidated investments is as follows:

	June 30, 2002			December 31, 2001
	Cost(1)	Accumulated amortization	Net book value	Net book value
	(in millions of euros)
Orange
Orange PCS	21,925	(2,014)	19,911	21,870
Orange Communications SA (Switzerland)	2,584	(218)	2,366	2,401
Orange SA	397	—	397	—
Other Orange	564	(355)	209	219
Equant
Equant	4,081	(651)	3,430	4,073
Ex-Global One	2,072	(212)	1,860	2,166
Other Equant	76	(35)	41	51
Wanadoo
Freeserve	1,854	(124)	1,730	1,898
Indice Multimedia	348	(21)	327	311
Wanadoo España	326	(114)	212	247
Pages Jaunes	319	(64)	255	263
Other Wanadoo	308	(150)	158	189
TP Group	2,413	(475)	1,938	—
Other	1,709	(502)	1,207	1,275

Total	38,976	(4,935)	34,041	34,963

(1)	Goodwill denominated in foreign currency is translated at the closing rate.

France Telecom estimates the value of Orange PCS and Orange Communications SA, at the level of the segment resulting from the regrouping of Orange plc and the mobile activities formerly held by France Telecom.

Due to the integration of Global One within Equant, France Telecom assesses their value in use on a joint basis, taking into account their strategic value for the group.

The value in use of Freeserve and Wanadoo España as well as Pages Jaunes and Indice Multimedia takes into account their strategic value within Wanadoo’s Internet and directories businesses respectively.

Movements in net book value of goodwill is as follows:

	June 30, 2002	December 31, 2001
	(in millions of Euros)
Opening balance	34,963	36,049
• Acquisitions	452	8,027
• Divestitures	(1)	(6,489)
• Change in method of consolidation	2,529	—
• Amortization	(1,398)	(2,195)
• Exceptional amortization	—	(560)
• Translation adjustment	(2,462)	296
• Reclassification	(42)	(165)

Closing balance	34,041	34,963

The effects of the main acquisitions are set out in Note 3. In the first six months of 2002, acquisitions notably include the € 397 million related to the put option exercised by E.On of its shares in Orange SA (Note 3).

At December 31, 2001, divestments related to the decrease in goodwill generated by the IPO of Orange and Global One’s contribution to Equant.

The heading “changes in method of consolidation” relates to the full consolidation of TP Group from April 1, 2002 (Note 3).

The principal amortization charges to goodwill from fully or proportionally consolidated companies can be analyzed as follows:

	Period ended June 30, 2002	Period ended June 30, 2001	Period ended December 31, 2001
	(in millions of Euros)
Orange PCS	(573)	(688)	(1,157)
Equant(1)	(253)	(109)	(365)
Other	(572)	(359)	(673)

Total(2)	(1,398)	(1,156)	(2,195)

(1) At December 31, 2001, Equant (for the period from July 1 to December 31) and Global One (12 months) (2) Does not include exceptional amortization

Exceptional goodwill amortization in 2001 relates to Ananova and Wildfire (€ 211 million) and to the restructuring and other related costs for the new Equant/Global One entity (€ 349 million) included in the acquisition cost.

Translation adjustments result mainly from the recording in foreign currency of goodwill relating to non-euro zone companies. The exchange rate adjustments recorded during the first six months of 2002 are primarily due to the impact of the evolution of the British pound and the US dollar against the euro.

5.    OTHER INTANGIBLE ASSETS

	June 30, 2002			December 31, 2001
	Cost	Accumulated depreciation	Net book value	Net book value
	(in millions of euros)
Telecommunications licenses	9,829	(519)	9,310	9,304
Patents and rights of use	1,347	(494)	853	782
Trademarks	4,908	(80)	4,828	4,965
Market share	3,852	—	3,852	2,688
Other intangible assets	848	(412)	436	450

Total	20,784	(1,505)	19,279	18,189

Movements in the net book value of other intangible assets are as follows:

	June 30, 2002	December 31, 2001
	(in millions of euros)
Opening balance	18,189	16,289
• Acquisitions of intangible assets	174	1,169
• Effects of acquisitions and divestitures	2,379	716
• Divestments	(4)	(31)
• Amortization and provisions	(172)	(382)
• Reclassification	53	76
• Translation adjustment	(1,340)	352

Closing balance	19,279	18,189

“Telecommunications licenses” at June 30, 2002 relates primarily to operating licenses of UMTS and GSM mobile networks, in the United Kingdom (€ 7.0 billion), in France (€ 619 million), in Poland (€ 497 million) and in the Netherlands (€ 436 million).

“Patents and rights of use” relates mainly to patents and cable usage rights.

“Trademarks” relates mainly to the Orange trademark for an amount of € 4,341 million.

“Market share” relates mainly to Orange in the United Kingdom and TP Group in Poland for an amount of  € 1,840 million and € 1,343 million respectively.

In 2002, the “effect of acquisitions and divestitures” relates mainly to the first full consolidation of TP Group for an amount of € 2,377 million.

The translation adjustment for the first six months of 2002, relates mainly to the impact of the evolution of the British pound on British intangible assets.

6.    PROPERTY, PLANT AND EQUIPMENT

	June 30, 2002			December 31, 2001
	Cost	Accumulated depreciation	Net book value	Net book value
	(in millions of euros)
Land and buildings	11,998	(5,638)	6,360	6,301
Switching and transmission equipment	27,098	(18,921)	8,177	7,254
Cables and public infrastructure	24,011	(13,229)	10,782	8,461
Other network equipment	10,785	(4,426)	6,359	5,365
Computer and terminal equipment	8,487	(5,204)	3,283	3,138
Other	4,561	(2,394)	2,167	1,209

Total	86,940	(49,812)	37,128	31,728

Changes in the net book value of property, plant and equipment are as follows:

	June 30, 2002	December 31, 2001
	(in millions of euros)
Opening balance	31,728	34,623
• Acquisitions of plant, property and equipment	3,193	7,811
• Effect of acquisitions and divestitures	7,292	(1,605)
• Sale of real estate	41	(1,963)
• Other retirement and sales	(89)	(286)
• Depreciation expense	(3,418)	(6,613)
• Reclassification	(158)	(428)
• Translation adjustment	(1,461)	189

Closing balance	37,128	31,728

In November 2001, France Telecom concluded a binding reciprocal agreement with a consortium of real estate investors to sell 431 office and mixed technical buildings, whereby the parties committed to sign notarial deeds by September 30, 2002.

The gain on disposal, net of costs, amounted to € 705 million, and in 2001 was recorded in non-operating results. At the same time France Telecom committed to re-lease through 6-9 year leases these buildings except for certain assets to be vacated in the short-term (Note 28).

At the end of June 2002, notarial deeds had been signed relating to the sale of 369 buildings representing 89.0% of the total sales price of the operation. In addition, 8 buildings with a net book value and a disposal price of € 41 million and € 20 million respectively as at December 31, 2001 were removed from the sale. The remaining notarial deeds still outstanding are expected to be signed by September 30, 2002 as and when administrative formalities permit.

Of the result on disposal of the 431 buildings, recorded in “Other receivables” at the end of 2001 for € 2.7 billion, € 2.4 billion has been cashed as at June 30, 2002 and € 99 million has been cashed in July 2002.

In the first six months of 2002, the effect of acquisitions and divestitures mainly relates to the first full consolidation of TP Group for an amount of approximately € 7.3 billion.

At December 31, 2001, the effect of acquisitions and divestitures relates mainly to:

(i)	the first consolidation of Equant NV, for € 699 million,

(ii)	the equity accounting of Nortel/Telecom Argentina, for € 2.7 billion,

(iii)	the change in the percentage of proportional consolidation of ECMS, for € 156 million,

(iv)	the first consolidation of Mauritius Telecom for € 120 million.

The translation adjustment in the first six months of 2002, relates mainly to the impact of the evolution of the Zloty, the British pound and the US dollar compared to the euro.

7.    INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The carrying values of France Telecom’s investments in affiliates are as follows (in millions of euros):

Company(1)	Principal activities	% control at June 30, 2002	At June 30, 2002	At 31 Dec 2001
MobilCom	Telephony operator in Germany	28.3	0	0

TP SA(2)	Telephony operator in Poland	—	—	4,552

Wind Infostrada	Telephony operator in Italy	26.6	3,225	3,349

BITCO / TA Orange Company Ltd(3)	Mobile telephony operator in Thailand	49.0	389	460

Radianz(4)	Financial information provider	49.0	251	301

PTK(2)	Mobile telephony operator in Poland	—	—	164

Eutelsat(5)	Satellite organization	24.0	323	—

Télévision Par Satellite (TPS)(6)	Satellite television packages	—	—	(67)

Nortel / Telecom Argentina		See below	—	—

Other Companies			90	153

Total			4,278	8,912

(1)	Related off balance sheet commitments are set out in Note 28
(2)	The Polish entities TPSA and PTK were equity accounted up to March 31, 2002, and were fully consolidated from April 1, 2002 (Note 3).
(3)	Demerger of the entity BITCO in 2002, and creation of a subsidiary TA Orange Company Ltd. (99.8% owned by BITCO), equity accounted from January 1, 2002.
(4)	Subsidiary of Equant.
(5)	Eutelsat is equity accounted from January 1, 2002.
(6)	Divestiture of investment during the first six months of 2002 (Note 3).

Wind Infostrada

In light of adverse conditions, France Telecom has reconsidered its decision to divest its 26.6% stake in Wind, and has decided to retain it as a long-term investment. Consequently France Telecom has, in conformity with applicable accounting rules, reassessed the value in use of its investment based on recent projections prepared by Wind. These projections are currently subject to further review and discussions between the management of Wind as part of Wind’s annual business plan process. The value in use determined by a cash flow approach is at least equal to the book value of Wind at June 30, 2002.

Telecom Argentina

The Argentinean political and economic crisis of December 21, 2001 has lead Telecom Argentina to designate advisory banks in charge of setting up propositions for management of its debt. The debt of Telecom Argentina is mainly denominated in US dollars, whereas its revenues are denominated in Argentinean pesos, which have suffered from a 260% devaluation compared to the dollar.

During the first six months of 2002, Telecom Argentina has stopped making payments linked to the servicing of its borrowings. In addition, the State has relaxed the liquidation laws, facilitating the process whereby creditors take control of the company. In this context, France Telecom considers that the process will lead to a massive dilution of its interests in Telecom Argentina. France Telecom has retained representatives on the board of directors of the company with a view to opening negotiations between the company and its creditors in the best possible conditions. France Telecom thereby considers that the Argentinean crisis has had the effect of reducing its control to a level not exceeding significant influence.

Telecom Argentina has been equity accounted for since December 21, 2001, and its value under equity accounting has been reduced to zero. France Telecom neither intends nor is obliged to increase its commitments in Argentina, and therefore has not recorded its share of the first six months’ result of 2002.

MobilCom

In 2001, a reexamination of the prospects of the German mobile telephone market with the presence of two dominant operators and four new entrants led France Telecom in its December 31, 2001 financial statements to:

•	Fully amortize the goodwill by an amount of € 2,509 million, the charge being recorded as exceptional amortization.

•	Depreciate the remaining value of its investment, to the amount of € 839 million, the charge being recorded in non-operating results.

•	Prudently provide against various assets for an amount of € 554 million ( including principally France Telecom’s current account with MobilCom).

The evolution of France Telecom’s relationship with MobilCom since the 2001 financial close, and the accounting impacts on the six month financial statements are described in Note 28.

Changes in investments in affiliates are as follows:

	At June 30, 2002	At December 31, 2001
	(in millions of euros)
Opening balances	8,912	10,506
• Investments made in affiliates including capital increases	3	1,208
• Contribution of Infostrada in Wind	—	934
• Effect of transfer to investment securities	—	(786)
• Depreciation of the equity accounting value of MobilCom	—	(839)
• Effect of acquisitions, divestitures and reclassification	(4,232)	1,326
• Equity in net income/(loss) of affiliates	(163)	(890)
• Amortization of goodwill	(68)	(336)
• Exceptional amortization of goodwill	—	(2,697)
• Dividends received	(1)	49
• Translation adjustment(1)	(173)	437

Closing balance	4,278	8,912

(1) Of which € (121) million relates to the full consolidation of TP SA from April 1, 2002.

At June 30, 2002, the effect of acquisitions and divestitures relates mainly to: (i) the Polish entities TPSA for € (4,404) million and PTK for € (147) million, equity accounted for up to March 31, 2002 and fully consolidated from April 1, 2002, (ii) the entry of Eutelsat for € 254 million, (iii) the exit of TPS for € 67 million following the divestiture of this investment (Note 3).

At December 31, 2001, complementary investments relate mainly to TP SA as set out in Note 3. The effect of acquisitions and divestitures shows mainly (i) the revaluation of € 620 million in the equity accounted value prior to the complementary investment in Wind in July 2001 on the fair value basis at that date, (ii) the entry of the Radianz shares held by Equant, for € 342 million and (iii) the equity accounting of Nortel/Telecom Argentina.

Following these different transactions, the net book value at June 30, 2002 of the principal goodwill is as follows :

	June 30, 2002	December 31, 2001
	(in millions of euros)
TP SA(1)	—	2,574
Wind	844	867
BITCO / TA Orange Company Ltd	316	331
Radianz	133	155
MobilCom	0	0
Nortel / Telecom Argentina	0	—
Other	17	29

Total	1,310	3,956

(1)	The telephony operator in Poland, equity accounted to March 31, 2002, is fully consolidated from April 1, 2002 (Note 3).

The equity in net income/(loss) of affiliates is presented as follows:

	At June 30, 2002	At June 30, 2001	At December 31, 2001
	(in millions of euros)
TP SA(1)	6	87	65
Eutelsat(2)	60	—	—
Intelig(3)	—	(32)	(45)
BITCO / TA Orange Company Ltd	(51)	(10)	(58)
MobilCom	—	(99)	(178)
Wind	(154)	(207)	(358)
Nortel / Telecom Argentina	—	(1)	(178)
Other companies	(24)	(30)	(138)

Equity in net income/(loss) of affiliates	(163)	(292)	(890)

(1)	Equity accounted for the first three months of 2002, then consolidated in full from April 1, 2002.
(2)	Eutelsat is equity accounted from January 1, 2002.
(3)	The equity accounting value of Intelig has been reduced to zero at December 31, 2001.

8.    OTHER INVESTMENT SECURITIES AND RELATED RECEIVABLES

France Telecom’s main investment securities are as follows:

	June 30, 2002				December 31, 2001
	% Interest	Cost	Provision	Net book value	Net book value
	(in millions of euros)
Bull SA	16.9	438	(438)	—	—
Bull SA other instruments	—	33	(33)	—	—
Panafon	11.0	35	—	35	35
Sprint PCS	5.7	306	(1)	305	306

Quoted companies		812	(472)	340	341

NTL(1)	18.3	6,912	(6,806)	106	1,369
Shares, preference shares and convertible notes
FT1CI	36.2	462		462	464
Satellite organizations(2)	—	90	(3)	87	335
Optimus	20.2	142	—	142	122
Connect Austria	17.5	105	—	105	112
Other companies		946	(468)	478	497

Non quoted companies		8,657	(7,277)	1,380	2,899

Total		9,469	(7,749)	1,720	3,240

(1)	In 2001, NTL shares were quoted.
(2)	In 2001, Inmarsat, Intelsat and Eutelsat. At June 30, 2002, Inmarsat and Intelsat only, Eutelsat being accounted for under the equity method from January 1, 2002 (Note 7).

Investment in NTL

With the aim of reducing its borrowings, at the beginning of 2002, NTL began to look for a new strategic shareholder and commenced a process of financial restructuring.

After the Board meeting on the 2001 financial statements, the strategic investors with whom NTL was in negotiation withdrew and on May 8, 2002, NTL submitted to the US Chapter 11 Tribunal a restructuring plan (the “Plan”), which obtained the preliminary approval of a non official committee of NTL’s principal classes of bondholders including France Telecom. The definitive approval of the Plan by the creditors and the Tribunal occurred on September 5, 2002. The Plan proposes the conversion of bonds into newly issued share capital, which will reduce the borrowings of NTL from US$ 16.1 billion to US$ 5.5 billion, the split of NTL into two groups of companies, “New NTL” which will include the UK and Irish operations and “Euroco” which will include the Continental European network with the exception of the 27% interest in NOOS, the French cable operator.

In accordance with this plan, France Telecom will cancel all of its shares and receivables from NTL and in exchange will receive 8-year maturity warrants giving access to 12.1% of the share capital of “New NTL” before dilution. Furthermore, France Telecom will have the right to subscribe to an increase in the reserved capital of “New NTL” on the basis of an enterprise value of US$ 10.5 billion, representing an investment of US$ 260 million and will simultaneously receive additional warrants. In this transaction, France Telecom would have the right to acquire 5.2% of the share capital of “New NTL” before dilution, as well as additional related warrants representing 5.2% of the share capital before dilution.

In addition, at the end of the restructuring France Telecom should recover the 27 % of the share capital of NOOS which was transferred to NTL in 2001.

The exchange of France Telecom’s shares and receivables in NTL for warrants in “New NTL” will give rise at the same time as the issuance of these warrants during the second six months of 2002 to:

•	The removal of shares and receivables as well as related allowances, and

•	The recording of the warrants at their market spot rate when they are issued.

At June 30, 2002, France Telecom used an estimated market spot rate of € 143 million. Therefore, during the first six months of 2002, France Telecom has booked:

•	An additional provision against investments held in the balance sheet for an amount of € 1,263 million, and

•
A provision of € 400 million relating to call options held by financial institutions on preferred shares which had been bought by France Telecom on July 12, 2002, for US$ 1.1 billion. This commitment had already been provided for an amount in 2001 of € 811 million (Notes 19,28 and 30).

representing a total of € 1,663 million to enable its investment in NTL to be brought to a net book value of € 143 million, which have also been provided for.

These elements have been recorded in other non-operating income (expense) (Note 25).

France Telecom estimates that given the prospects for development of “New NTL” the spot value of the warrants does not reflect the potential value of these instruments.

France Telecom does not intend to increase its ownership of the shared capital of “New NTL” but rather to sell the warrants as soon as they reach a sufficient price.

Divestments in 2001

Exit from STMicroelectronics

In December 2001, STMicroelectronics Holding II BV (STH II) the holding company through which France Telecom, Areva, and Finmeccanica held together an investment of 43.4% of the capital of STMicroelectronics NV (STM) made a private placement of 69 million STM shares, of which 39 million on behalf of France Telecom and 30 million for Finmeccanica. Following this placement and as part of the new agreement with Areva, France Telecom reduced from 49% to 36.2% its holding in FT1CI, the company holding indirectly 50% of the capital of STH II. This operation generated a gain before tax of € 1,068 million.

Simultaneous to the placement of STM shares by STH II, France Telecom issued notes convertible into STM shares for a nominal value of € 1.5 billion (Note 13). These notes are exchangeable from January 2, 2004 into 30 million existing STM shares, subject to subsequent revision of the exchange parity. The STM shares underlying the notes issued have been placed under escrow by STH II and will be transferred to France Telecom through the exercise of the call options issued by STH II. As part of the agreement with Areva, France Telecom has committed to reduce its share in FT1CI through and in proportion to the number of STM shares which are transferred to holders of the exchangeable notes.

Under the shareholder agreement with Areva and Finmeccanica, France Telecom had committed to retaining the balance of its indirect share in STM until the end of June 2002, from which date France Telecom is entitled to dispose of it within the limits and conditions set out in the shareholder agreement.

On July 29, 2002, France Telecom issued notes convertible into its remaining shares in STM for a value of € 442 million (Note 30). Following this transaction, France Telecom holds no further shares in STM except for those held under escrow by STH II in the context of the France Telecom notes issues.

Sprint FON

As part of a public offering France Telecom sold its share of 9.9% of Sprint FON, the American telecommunications operator, for US$ 1,616 million (€ 1,899 million) on June 4, 2001. The pre-tax gain on this transaction (net of exchange) amounts to € 181 million.

Sema Group plc

On February 12, 2001, in accordance with the agreement reached with Schlumberger and Sema Group plc, France Telecom contributed its investment in Sema group plc to the public offer for an amount of € 931 million. The pre-tax gain on this transaction amounts to € 401 million.

KPN Orange

In February 2001, France Telecom sold its 50% share in KPN Orange (Belgium) to KPN Mobile for a net cash payment of € 500 million, including € 102 million for the reimbursement of short-term borrowings. KPN Orange being reflected at fair value in the purchase price allocation of Orange plc, this transaction has no effect on the income before tax for the period.

9.    TRADE ACCOUNTS RECEIVABLE, LESS ALLOWANCES

Sale of trade receivables

France Telecom is continuing to sell without recourse trade receivables for consumer and business fixed line telephone contracts in mainland France as part of a securitization program with a Security Fund (Fonds Commun de Créances (“FCC”) covering existing and future receivables, and requiring France Telecom to hold “investment grade” notation or the application of a cash securisation mechanism validated by the rating agencies. France Telecom remains in charge of the servicing of the transferred receivables on behalf of FCC. France Telecom subscribed for beneficial interests in the FCC, notably beneficial interests subordinated for risk of non-recovery of the securitized receivables. Such beneficial interests are recorded in “Other long-term assets, net”. Consequently, depreciation of such beneficial interests, is presented as a reduction in “Other long-term assets, net”. Losses on irrecoverable receivables and movements in the depreciation provision for securitized receivables are presented within operating expenses.

The impact of these securitization programs is as follows:

	At June 30, 2002	At December 31, 2001
	(In millions of euros)
Net receivables sold	2,127	1,765

—Consumers	1,573	1,765
—Business customers	554	—
Net interests in FCC	925	851

—Consumers	669	851
—Business customers	256	—
Impact on cash flow (excluding sale costs)	288	914

10.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

At June 30, 2002, the variation of other receivables and prepaid expenses is due primarily to the variation in VAT receivables and the reimbursement of income tax paid on account.

11.    DEFERRED INCOME

Deferred income includes amounts billed in advance for line rental subscriptions, inclusive telephone packages, advertising revenue from telephone directories as well as invoicing of civil works within the context of the contribution of cable networks.

12.    NET BORROWINGS

France Telecom’s net borrowings are as follows:

	Note	June 30, 2002	December 31, 2001
		(in millions of euros)
Net borrowings
Exchangeable or convertible notes	13
—Portion due after one year		7,668	10,750
—Portion due within one year		3,082	—

		10,750	10,750
Other long-term financial borrowings	14
—Portion due after one year		41,485	43,793
—Portion due within one year		6,128	1,596

		47,613	45,389
Draw downs on syndicated lines of credit by FT S.A.
—for € 15 billion(1)		8,150	5,200
—for US$ 1.4 billion(2)		1,483	1,550
Bank overdrafts and other short-term borrowings		4,136	4,615

	15	13,769	11,365

Gross borrowings		72,132	67,504

Marketable securities		(148)	(1,138)
Cash		(2,288)	(2,943)

Net borrowings(3)		69,696	63,423

(1)
Short-term (less than one year) draw downs by France Telecom S.A. on long-term multicurrency syndicated lines of credit have been accounted for as short-term borrowings. Tranche A for € 5 billion has a maturity of 2004 after Term Out and Tranche B for € 10 billion has a maturity of 2005 (Note 15).

(2)
Short-term (less than one year) draw downs by France Telecom S.A. on long-term multicurrency syndicated lines of credit have been accounted for as short-term borrowings with a maturity of 2004 (Note 15).

(3)
At December 31, 2001, after taking into account the receivable from sale of real estate for € 2,689 million (Note 6), the net borrowings of France Telecom amounted to € 60,734 million.At June 30, 2002, after taking into account the residual receivable from sale of real estate for € 239 million (Note 6), the net borrowings of France Telecom amount to € 69,457 million.

At June 30, 2002, the contribution of newly consolidated companies in the first six months of 2002 amounts to € 3,677 million. The Polish TP group, fully consolidated from April 1 2002 contributes € 3,690 million to the net borrowings of France Telecom at June 30, 2002.

The weighted average interest rate of France Telecom’s net borrowings in the first six months of 2002 represents 5.25% compared to 5.82% for the year ended December 31, 2001. Moreover, the weighted average spot rate of long-term borrowings including bank loans and notes amounts at the end of June 2002 to 5.70% compared to 5.29% at the end of 2001.

13.    CONVERTIBLE AND EXCHANGEABLE NOTES

The table below gives details of outstanding convertible or exchangeable notes issued by France Telecom SA at June 30, 2002:

Original Currency	Amount issued(1)	Maturity	Interest Rate		June 30, 2002	December 31, 2001
			(%)		(in millions of Euros)
EUR	3,082	2003	2.500	(2)	3,082	3,082
FRF	13,322	2004	2.000	(3)	2,030	2,030
EUR	623	2004	4.125	(4)	623	623
EUR	1,523	2004	1.000	(5)	1,523	1,523
EUR	3,492	2005	4.000	(6)	3,492	3,492

Total convertible or exchangeable notes					10,750	10,750

(1)	In millions of currency.
(2)	Bond of nominal value of € 12.7 exchangeable for Orange S.A. shares at a ratio of one share per bond, thus a price of € 12.7 per share, this ratio could be subject to adjustment.
(3)
Bond of nominal value of € 800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 10 shares per bond, thus a price of € 80 per share, this ratio could be subject to adjustment.

(4)
Bond of nominal value of € 1,000 exchangeable for Panafon shares between January 8, 2000 and November 29, 2004, at a ratio of approximately 70 shares per bond, this ratio could be subject to adjustment.

(5)	Bond of nominal value of € 1,000 exchangeable for STMicroelectronics shares at a ratio of 19.6986 shares per bond, thus a price of € 50.765 per share, this ratio could be subject to adjustment.
(6)	Bond of nominal value of € 1,000 exchangeable for France Telecom shares at a ratio of 13.8889 shares per bond, thus a price of € 72 per share, this ratio could be subject to adjustment.

14.    OTHER LONG-TERM BORROWINGS

The table below presents an analysis of France Telecom’s other long-term borrowings by type, after the effects of currency swaps:

	June 30, 2002	Dec 31, 2001
	(in millions of euros)
Other long-term borrowings
Notes	39,851	38,251
Capital leases	418	73
Bank loans	6,626	6,338
Other non-bank loans(1)	718	727

Total other long-term borrowings	47,613	45,389
Due within one year	(6,128)	(1,596)

Other long-term borrowings excluding current portion	41,485	43,793

(1)	Includes primarily the long-term portion of current accounts with associates

The table below presents the annual maturities of total long-term borrowings at June 30, 2002, excluding the short-term portion, after the effect of currency swaps:

	June 30, 2002	Dec 31, 2001
	(in millions of euros)
Two years	9,531	10,070
Three years	5,587	5,405
Four years	6,163	6,223
Five years	2,927	3,940
Six years and above	17,277	18,155

Total other long-term financial borrowings due after more than one year	41,485	43,793

The table below sets out notes by issuer (excluding convertible or exchangeable notes):

	June 30, 2002	Dec 31, 2001
	(in millions of euros)
Notes(1)
France Telecom SA	36,214	36,985
Orange plc	1,090	1,164
TP SA(2)	2,440	—
Other issuers	107	102

Total	39,851	38,251

(1)	Excluding convertible or exchangeable notes.
(2)	Fully consolidated from April 1 2002 (Note 3).

The table below gives details of other outstanding notes issued by France Telecom SA at June 30, 2002, before consideration of the impact of interest or currency swap agreements:

Original currency	Amount issued(1)	Maturity	Interest Rate	June 30, 2002	Dec 31, 2001
			(%)	(in millions of Euros)
CHF	200	2002	3.250	136	135
FRF(5)	2,000	2002	9.000	305	305
FRF	2,500	2003	7.875	381	381
USD	1,000	2003	US Libor 3 months + 1.25(4)	1,003	1,135
EUR	2,250	2003	Euribor 3 months + 1(4)	2,250	2,250
CHF	200	2003	3.250	136	135
JPY	275,000	2003	JP Libor 3 months + 0.55(4)	2,170	2,384
EUR	1,400	2003	Euribor 3 months + 0.375	1,400	1,400
FRF(5)	1,500	2004	5.750	229	229
EUR	3,500	2004	5.750(4)	3,500	3,500
JPY	50,000	2004	1.000(4)	423	434
EUR	1,000	2005	6.125	1,000	1,000
EUR	2,750	2005	5.000(4)	2,750	2,750
GBP	500	2005	7.000	769	822
FRF(5)	2,000	2005	4.800	305	305
FRF	1,000	2005	1.000(2)	152	152
CHF	1,000	2006	4.500(4)	679	674
USD	2,000	2006	7.200(4)	2,005	2,269
FRF	4,500	2006	6.250	686	686
FRF	300	2006	3.030% until 7/08/01 then indexed on the TEC10(2)	46	46
FRF(5)	6,000	2007	5.750	915	915
EUR	3,500	2008	6.750(4)	3,500	3,500
FRF(5)	3,000	2008	5.400	457	457
FRF	900	2008	4.600% until 13/03/02 then TEC10(3) less 0.675%	137	137
FRF	200	2008	10.165% less 3 month PIBOR	30	30
USD	500	2008	6.000	501	567
FRF(5)	1,500	2009	TEC 10(3)	229	229
FRF(5)	3,000	2010	5.700	457	457
EUR	1,400	2010	6.625	1,400	1,400
USD	3,500	2011	7.750(4)	3,509	3,971
GBP	600	2011	7.500(4)	923	986

Original currency	Amount issued(1)	Maturity	Interest Rate	June 30, 2002	Dec 31, 2001
			(%)	(in millions of Euros)
GBP	450	2020	7.250	693	740
USD	2,500	2031	8.500(4)	2,506	2,837
Loans maturing the first six months of 2002				—	—

Currency swaps				632	(233)

Total other notes issued by France Telecom S.A.				36,214	36,985

(1)	In millions of currency.
(2)	With a redemption premium indexed on the value of the Company’s shares, capped at 100% of the share value at issue, and covered by a swap of the same amount, which indexes this debt on PIBOR.
(3)	TEC10: variable rate with constant 10-year maturity, determined by the Comité de Normalisation Obligataire.
(4)	Notes with coupons subject to revision in case of changes in credit rating.
(5)	These loans, initially denominated in FF, have been converted into euros.

At June 30, 2002, France Telecom SA notes are repayable at due date, and no specific guarantees have been given in relation to their issue. Moreover the outstanding notes of France Telecom SA at June 30, 2002 have not been guaranteed. Certain notes may be repayable in advance, at the request of the issuer.

The table below gives details of other outstanding notes issued by Orange plc at June 30, 2002, before consideration of the impact of interest or currency swap agreements:

Original currency	Amount issued(1)	Maturity	Interest Rate	June 30, 2002	Dec 31, 2001
			(%)	(in millions of Euros)
USD	197	2006	8.75	197	224
GBP	197	2008	8.63	304	324
USD	18	2008	8.00	18	21
EUR	94	2008	7.63	94	94
GBP	150	2009	8.88	231	247
USD	263	2009	9.00	263	298
Currency Swaps				(17)	(44)

Total				1,090	1,164

The table below gives details of other outstanding notes issued by TPSA at June 30, 2002, before consideration of the impact of interest or currency swap agreements:

Original currency	Amount Issued	Maturity	Interest Rate	June 30, 2002
			(%)	(in millions of euros)
USD	200	2003	7.125	201
EUR	500	2004	6.125	500
EUR	400	2006	6.625	400
EUR	100	2006	6.688	100
EUR	475	2007	6.50	475
USD	800	2008	7.75	802

Currency swaps				(38)

Total				2,440

15.     OTHER SHORT-TERM BORROWINGS

The table below presents an analysis of France Telecom’s other short-term borrowings by type, after the effects of currency swaps:

	June 30, 2002	Dec 31, 2001
	(in millions of euros)
Other short-term borrowings
Bank loans(1)	10,211	6,973
Short-term notes and commercial paper	1,899	2,369
EMTN	439	646
Overdrafts	1,056	995
Other loans	164	382

Total	13,769	11,365

(1)
Includes € 9,633 million of short-term draw downs on long-term multi-currency syndicated credit lines as detailed below, of which € 8,150 million and € 1,483 million have been drawn from the credit lines of € 15 billion and US$1.4 billion respectively.

Interest rates on France Telecom’s short-term borrowings are generally based on French and foreign (essentially U.S.) money market rates.

The weighted average interest rate on negotiable bills, EMTN and bank loans (after taking into account the effect of interest rate hedging instruments) amounts to 4.03 % at June 30, 2002 compared to 4.38% at December 31, 2001.

At June 30, 2002, France Telecom had the following bilateral and syndicated credit lines:

	At June 30, 2002
	Original currency		Amounts in millions of currency	Equivalents in millions of euros	Amounts drawn in millions of euros
Bilateral credit lines
Long-term(4)	EUR		500	500	197
Long-term(4)	USD		159	159	159
Short-term	EUR		150	150	—
Bank overdrafts	EUR		150	150	—
FT S.A. syndicated credit lines
Long-term	MC	(1)	15,000	15,000	8,150
Long-term	MC	(2)	1,400	1,404	1,483
Orange syndicated credit lines
Long-term(4)	GBP	(3)	1,453	2,236	2,006
Long-term(4)	BEF		14,600	362	337
Long-term(4)	DEM		218	111	99
TP Group syndicated credit lines
Long-term(4)	EUR		250	250	137

(1)	Multi-currency facilities, denominated in euro equivalents, including Tranche A for € 5 billion, maturing in 2004 after the Term Out and Tranche B for € 10 billion, maturing in 2005.
(2)	Multi-currency facilities, denominated in US$ equivalents, maturing in 2004.
(3)	Facility matures in 2005.
(4)	At June 30, 2002, the amounts drawn against these credit lines are classified in long-term debt.

On February 14, 2002, France Telecom negotiated a € 15 billion syndicated multi-currency credit line which replaced the credit line negotiated within the framework of the acquisition of Orange plc.

When this € 15 billion syndicated credit line was obtained, France Telecom committed to maintain certain financial ratios as follows:

•	The ratio of EBITDA to consolidated total interest costs must be greater than or equal to the following:

•	June 30, 2002 : 2.75 ;

•	December 31, 2002 : 3 ;

•	June 30, 2003 : 3 ;

•	December 31, 2003 : 3.25 ;

•	June 30, 2004 : 3.25 ;

•	December 31, 2004 : 3.25.

•	The ratio of net debt to EBITDA must be less than or equal to the following:

•	June 30, 2002 : 5.5 ;

•	December 31, 2002 : 5 ;

•	June 30, 2003 : 4.75 ;

•	December 31, 2003 : 4.50 ;

•	June 30, 2004 : 4.25 ;

•	December 31, 2004 : 3.75.

The ratio calculations are to be made from the consolidated financial statements prepared under French GAAP and according to the following rules:

•	EBITDA is calculated over a period of 12 months, by using data corrected for acquisition and disposals that take place within the 12 preceding months;

•	The interest costs are calculated excluding currency exchange fluctuations;

•	The debt taken into account is the consolidated total net debt.

Most financing contracts entered into by France Telecom contain standard clauses concerning events of default or material adverse change.

The fall in the official credit ratings issued by S&P and Moody’s in June 2002, allow the banks to enforce their rights, which were granted to them in financing the purchase through Kulczyk Holding of shares in TP SA (Note 28). France Telecom and Kulczyk have asked the banks to renegotiate these arrangements. An agreement was reached in August 2002, which removed the conditions related to credit ratings and established the same financial ratios as for the France Telecom S.A. syndicated line of credit of € 15 billion.

In addition, the fall in credit ratings led in August 2002 to the anticipated repayment of around € 200 million of borrowings, an amount which has therefore been classed as repayable within one year at June 30, 2002.

16.     EXPOSURE TO MARKET RISKS

16.1    Market risk management

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risks related to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily due to changes in interest rates and exchange rates, France Telecom uses a variety of derivative financial instruments within limits set by management as to their potential impact on the statement of income, with the objective being to optimize the cost of financing.

France Telecom distinguishes between three different types of use of derivative financial instruments :

•	Long-term debt interest rate risk management

France Telecom aims to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize the cost of financing, and uses firm and optional interest rate instruments (swaps, futures, caps and floors) within limits established by management.

The following table analyzes long-term debt by interest rate, including all exchangeable and convertible notes and other long-term debt, with the short-term portion, taking into account the effect of interest rate and currency rate swap agreements:

	June 30, 2002	31 Dec 2001
	(in millions of euros)
Notes and bank loans(1)
Less than 5%	15,857	15,377
Between 5 and 7%	15,558	18,717
Between 7% and 9%	10,371	6,708
Greater than 9%	1,036	322

Total fixed rate (Weighted average spot rate: 5.84% at 06/30/02; 5.51% at 12/31/01)	42,822	41,124
Total variable rate (Weighted average spot rate: 5.34% at 06/30/2002; 4.70% at 12/31/01)	15,123	14,942

Total bank loans and notes (Weighted spot rate: 5.70%at 06/30/02; 5.29% at 12/31/01)(2)	57,945	56,066
Capital leases	418	73

Total long-term borrowings	58,363	56,139

(1)	Long-term debt including convertible and exchangeable notes.
(2)	5.78 % after taking into account swaps qualifying as trading.

The interest rate swaps at June 30, 2002 included in the table above are as follows:

Nominal in millions of euros
Swaps to cover long-term debt
Swaps paying fixed rate and receiving variable rate	7,840
Swaps paying variable rate and receiving fixed rate	6,965
Swaps paying variable rate and receiving variable rate	614
Swaps of structured issues against variable rate	376

Moreover, interest rate swaps are used to cover a part of France Telecom’s future bond issues. At June 30, 2002, € 300 million of forward fixed rate swaps is available to France Telecom to cover future notes issued at variable rate.

At June 30, 2002, a notional amount of € 3,311 million of swaps respecting France Telecom’s hedging policy, but not qualifying as hedges for accounting purposes is available to France Telecom.

•	Short-term debt rate risk management

France Telecom manages a treasury position as either lender or borrower depending on cash flows provided by operating cash flows and maturities of long-term debt.

France Telecom periodically reviews its projected short-term debt position and may use derivative interest rate instruments (future rate agreements, short-term swaps, EURIBOR contracts and interest rate collar agreements) to cover this position against unfavorable changes in interest rates.

At June 30, 2002, France Telecom SA had derivative interest rate instruments covering the short-term debt interest rates as follows:

Notional amount in millions of euros
Short-term swaps allocated to short-term notes issued	514
3 month Euribor contract (Maturity September 2002)(1)	5,407
Sale of option on 3 month Euribor contract (Maturity September 2002)(1)	500
Interest rate collar (purchase of cap / sale of floor)	1,150

(1)
The future sales contracts hedging the future short-term debt interest rates have not been qualified as hedging instruments for accounting purposes. The accounting method of these instruments is described in Note 2.

•	Foreign currency risk management

The activities of France Telecom abroad are carried out by subsidiaries operating essentially in their own countries. Therefore, the exposure to foreign currency risk on these commercial operations is limited.

France Telecom primarily hedges the risk related to the issuance of foreign currency notes.

At June 30, 2002, France Telecom SA covered its foreign currency assets by a currency borrowing position as well as currency options for an amount equivalent of € 300 million.

At June 30, 2002, France Telecom SA was exposed to exchange rate risk through borrowings in non-hedged currencies to a euro equivalent of € 2,053 million.

In the same way, TPSA has an exchange rate risk for a foreign currency borrowing position, other than the Zloty, not covered by an amount equivalent of around €1,729 million.

The following table gives, for the off balance sheet instruments (currency swaps, foreign exchange forward contracts and currency options) held by France Telecom group, details on the currencies to be delivered and to be received:

(1)	EUR	USD	JPY	GBP	PLN	Other currencies (2)
	in millions of currency
Asset leg of currency swaps	1,595	6,627	386,938	600	—	26
Liability leg of currency swaps	(10,446)	(14)	—	(361)	(5,945)	(612)
Currency to be received on forward currency contracts	634	2,835	—	1,076	—	478
Currency to be delivered on forward currency contracts	(5,063)	(479)	—	(22)	(789)	(100)
Currency options	582	(625)	—	—	—	—

TOTAL	(12,698)	8,344	386,938	1,293	(6,734)	(208)

Converted into euros	(12,698)	8,365	3,274	1,990	(1,659)	(208)

(1)	Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.
(2)	In Euro equivalent.

16.2    Cash flow risk management

Previously, cash generated by operating activities was the main source of financing for France Telecom. From 2000, France Telecom diversified significantly its sources of financing, using bank financing and making use of market sources of cash, mainly to finance its program of acquisition of investments and UMTS licenses.

In the first six months of 2002, beyond the cash flow generated by its operating activities and securitization of receivables, France Telecom made use of external sources of short-term financing.

At June 30, 2002, the remaining credit lines available to France Telecom SA amounted to € 7.15 billion. In July 2002, France Telecom made payments for a total of €2 billion (NTL, CCIC and dividends). Loans maturing in the second half of 2002 are approximately €2.2 billion, net of the STM notes issued in July 2002.

In the second half of 2002, to the extent that its targets are met, France Telecom should have available at least €4 billion of resources from its cash flow, sale of non-strategic assets and sales of receivables planned in the coming months.

Given outstanding treasury notes of €0.7 billion, available credit lines at the end of the year (net of short-term refinancing) should be in the region of €7 billion.

In these conditions, the maturities of long-term borrowings, which represent approximately €7.5 billion in the first half of 2003, should be covered by credit lines available in addition to the cash flow generated from operations.

Covenants over the €15 billion syndicated credit line

As indicated in note 15, the availability of the syndicated credit line of €15 billion is subject to the respect of financial ratios.

In the conditions set out below, the company considers that they will be respected at the end of 2002.

16.3    Credit risk management

Financial instruments that potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and financial instruments used in hedging activities. The nominal amounts, accounting values, and market values of these financial instruments are presented in Note 17.

France Telecom does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom places its cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom contracts interest rate and foreign exchange instruments with major high credit quality financial institutions. France Telecom does not believe that there is a significant risk of nonperformance by these counterparties since their credit ratings are continually monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding to which are applied coefficients, which take into account the remaining duration of the operation and the type of transaction.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

17.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For cash and cash equivalents, trade accounts receivable, bank overdrafts and other short-term borrowings and trade accounts payable, France Telecom considers their carrying value to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market value of non-consolidated and unrestricted investments in quoted companies and marketable securities has been estimated based on quoted market prices at the end of the period. For other investments, France Telecom considers, using available information, that their market value is not less than carrying value.

	June 30, 2002		December 31, 2001
	Carrying value	Fair value	Carrying value	Fair value
	(in millions of euros)
Financial instruments (assets)
Marketable securities	148	148	1,138	1,138
Non consolidated investment securities and related receivables	1,720	2,946	3,231	6,467

The market value of long-term debt was determined using:

•	The present value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

•	The quoted market value for convertible, exchangeable and indexed notes

	June 30, 2002		December 31, 2001
	Carrying value	Fair value	Carrying value	Fair value
	(in millions of euros)
Financial instruments (liabilities)
Bank overdrafts and other short-term loans(1)(2)	13,769	13,761	11,365	11,368
Long-term loans(1)(2)	58,363	55,306	56,139	57,598

(1)	After taking into account the effect of currency swap contracts.
(2)	The accounting and market values presented exclude accrued interest.

The fair values of currency exchange and interest rate swap contracts were estimated by discounting the expected future cash flows using market exchange rates and related interest rates at the end of the period over the remaining terms of the contracts.

The fair value of over-the-counter options was estimated using option-pricing tools recognized by the market.

	June 30, 2002			December 31, 2001
	Notional Value	Carrying value	Fair Value	Notional Value	Carrying value	Fair Value
	(in millions of euros)
Off balance sheet financial instruments(3)
Interest rate caps	1,506	2	(1)	1,541	5	(3)
Interest rate collars (caps and floors)	1,150	—	6	1,500	—	9
Interest rate swaps(4)	19,919	(440)	(334)	24,953	(311)	(259)
Currency swaps	13,230	(640)	(508)	12,567	235	338
Forward currency contracts	6,205	(257)	(256)	4,143	42	43
Currency options	1,378	(32)	(41)	1,702	(72)	(217)
Options on futures	500	—	—	5,500	(7)	(7)
Futures	5,407	2	2	24,524	(21)	(21)
Options on swaps	201	(10)	(13)	—	—	—

Total		(1,375)	(1,145)		(129)	(117)

(3)	Market value of swaps includes accrued interest.
(4)
The carrying value of off balance sheet derivative instruments includes accrued interest, discounts and premiums paid for or received, as well as exchange differences already accounted for in France Telecom’s books. The difference between accounting and market values represents the unrealized gain or loss on off balance sheet derivative instruments.

18.     PENSION PLANS AND OTHER LONG-TERM LIABILITIES

Pension plans and other long-term liabilities are as follows:

	At June 30, 2002			At December 31, 2001

	More than one year	Less than one year(1)	Total
				Total
	(in millions of euros)
Early retirement plan	3,346	652	3,998	4,095
Post retirement benefits other than pensions	147	6	153	149
Retirement indemnities	205	33	238	175
Long-term deferred tax(2)	368	—	368	330
Provision for Equant CVRs	2,077	—	2,077	2,077
Off balance sheet provision for the commitment for NTL preferred shares(3)	—	—	—	811
Provision for MobilCom	7,000	—	7,000	—
Other long-term liabilities	2,021	138	2,159	1,755

Total	15,164	829	15,993	9,392

(1)	The current portion is included in the balance sheet under the heading “current liabilities”.
(2)	Note 26.
(3)	The provision for the commitment for NTL preferred shares, has been reclassified to a short-term provision during the first six months of 2002 (Note 19).

Early retirement plan for French civil servants

The actuarial cost of the early retirement plan described in Note 2, and the sensitivity of this cost to the success rate of the plan are as follows:

	June 30, 2002	December 31, 2001
	(in millions of euros)
Plan data
Actuarial value of the plan at the beginning of the year	4,611	4,823
Actuarial adjustments		51
Discounting effect	108	229
Payments made	(298)	(492)

Actuarial value of the plan at the end the period	4,421	4,611
Actuarial adjustment not yet amortized	(423)	(516)

Accrued early retirement liability	3,998	4,095

Assumptions
• Success rate	94%	94%
• Discount rate	5%	5%

Analysis of the charge for period
Discount charge	108	229
Amortization of actuarial adjustment	93	210

Charge for the period	201	439

Actuarial assumptions are reviewed annually. The assumptions at June 30, 2002 are the same as those used at December 31, 2001 with a success rate of 94% and discount rate of 5%.

The impact of the revision of actuarial assumptions is accounted for as described in “Early Retirement Plan for French civil servants”, Note 2. A charge of € 93 million was recorded within in “Special items, net” in the first six months of 2002 (Note 24).

Early retirement payments made under the plan since its initiation on September 1, 1996 amount to € 2,041 million including € 298 million in the first six months of 2002.

Post-retirement benefits other than pensions

The actuarial liability for post-retirement benefits of € 153 million at June 30, 2002 (€ 149 million at December 31, 2001) has been determined using a discount rate of 5%.

Equant CVR provision

On July 2, 2001, France Telecom issued to all Equant shareholders other than the SITA Foundation and to certain owners of share options and restricted share awards granted by Equant before November 19, 2000, 138,446,013 contingent value rights (“CVR”). Each CVR gives the holder the right to receive a cash payment, on the third anniversary of the completion of the Equant transaction (June 2004), representing the difference if negative between the average Equant share price for a defined period and € 60, limited to a maximum of € 15 per share. Movement in market price in 2001 and in the beginning of 2002 (notably in terms of EBITDA multiples) has resulted in a CVR market value since issue corresponding to a payment of the CVR at maturity. Whilst considering that the Equant business plan assumptions remain valid, France Telecom management considers that such a payment would not be recovered from the value in use of the Equant investment as derived from the business plan. As a result of this, France Telecom recorded at December 31, 2001 a provision for the maximum risk, amounting to € 2,077 million.

Provision for MobilCom

A provision of € 7 billion has been recorded for risks related to MobilCom at June 30, 2002 (see notes 25 and 28).

Other long-term liabilities

At June 30, 2002, other long-term liabilities include :

•
Fixed asset supplier payables for € 340 million at June 30, 2002 (€ 209 million at December 31, 2001). The movement is explained primarily by the full consolidation of the Polish telephony operator TP Group from April 1, 2002.

•
Deferred income for a total amount of € 143 million (€ 160 million at December 31, 2001) relating to Orange plc. Deferred income relates to the net credits arising from in-substance early extinguishment (“In substance defeasance”) of draw downs under finance leases (Note 28). This is amortized to the statement of income over the lease term on a straight-line basis.

•
Operational debt for an amount of € 668 million relates to a sale operation entered into with a bank of future France Telecom receivables from the French State relating to years 2002 to 2008. The commitments made by France Telecom are described in note 28 under off balance sheet commitments. This debt has given rise to a charge relating to the unwinding of the discount and has been recorded in the statement of income under the heading “Discounting of early retirement plan and other long-term liabilities” for € 18 million at June 30, 2002.

•	Orange SA’s vendor financing arrangements with equipment manufacturers for the construction of the UMTS network, are as follows:

At June 30, 2002
Original currency	Maturity	Equivalent in millions of euros	Amounts drawn in millions of euros
MC(1)	2003	270	239
Euro	2004	860	274
Euro	2004	470	—
GBP	2004	9	—

Total		1,609	513

(1)	Multicurrency in euro equivalent

19.     OTHER CURRENT LIABILITIES

At June 30, 2002, the variation in current liabilities is primarily a result of the provision for the off balance sheet commitment for the NTL preferred shares (Notes 8 and 28).

20.     MINORITY INTERESTS

Changes in minority interests are as follows:

	June 30, 2002	Dec 31, 2001	June 30, 2001
	(in millions of euros)
Opening balances	8,101	2,036	2,036

• Result for the year	76	(714)	(216)
• Issuance of share capital to minority interests	11	74	57
• Effect of acquisitions and divestitures	2,712	6,802	13,628
• Appropriation of net result	(39)	(128)	(99)
• Translation adjustment	(712)	31	184
• Other changes	—	—	(4)

Closing balances	10,149	8,101	15,586

In the first six months of 2002, the effect of acquisitions and divestitures relate mainly to the change in the method of consolidation of TP group (Note 3) for € 3,177 million and to the purchase of 2% of minority interests in Orange SA following the exercise of a put option by E.On (Note 3) to the value of € (553) million.

At June 30, 2002, minority interests relate to Orange SA and its subsidiaries for an amount of € 3,638 million, TP group for an amount of € 2,831 million, Wanadoo for € 1,448 million and Equant for € 1,378 million.

21.     SHAREHOLDERS’ EQUITY

At June 30, 2002, the share capital of France Telecom amounts to € 4,750,079,596, and comprises 1,187,519,899 ordinary shares of par value € 4. For the period ended June 30, 2002, the weighted average number of ordinary shares in circulation amounted to 1,078,667,653 shares and the weighted average of ordinary and dilutive shares amounted to 1,152,537,482 shares.

The “FT law” provides notably that the French State remains the majority shareholder. The State owns 56.57% of France Telecom’s share capital at June 30, 2002.

Changes in share capital

In 2001, there were no operations on share capital.

In the first six months of 2002, France Telecom increased its share capital through the issuance of 33,687,956 shares with par value of € 4 representing € 134.8 million, in order to partially distribute the 2001 dividend in the form of shares. The premium attached to each share issued amounted to € 15.7, and totaled € 527.6 million.

Convertible notes

In 1998 and 2001, convertible notes were issued for a total amount of € 5.5 billion (See Note 13). The maximum number of shares to issue upon conversion or exchange is respectively 25.4 million and 48.5 million.

Through the powers vested in it by the general meeting of May 28, 2002, the Board of Directors has the authority for 26 months from this date to issue shares or instruments giving access to France Telecom share capital. The cumulative nominal amount of share increases including both newly issued shares or shares issuable upon conversion or exercise of securities and the aggregate cumulative nominal amount of debt instruments may not exceed € 240 million. No issues have been made in the first six months of 2002 under this authority.

Purchase of the company’s own shares

At the general meeting held on May 28, 2002, the company’s shareholders authorized the Board of Directors for 18 months from this date to purchase France Telecom shares representing up to 10% of the capital.

At June 30, 2002, France Telecom held 98.2 million of its own shares, for a gross amount of € 9,975 million, representing 8.3% of the share capital.

At December 31, 2001 France Telecom held 48.5 million of its own shares, for a gross amount of € 5,002 million, representing 4.2% of the share capital

In the period ended June 30, 2002, the remaining 49.7 million shares held by Vodafone, in accordance with the agreement signed on February 28, 2001 were purchased on March 25, 2002, at an average price of € 100 for a total amount of € 4.97 billion (Note 28).

During the year ended December 31, 2001, France Telecom purchased 64.6 million shares at an average price of € 103.37. The acquisitions resulted mainly from two purchases in March 2001 concerning 64.1 million shares for an amount of € 6.65 billion in accordance with the agreement signed on February 28, 2001 between France Telecom and Vodafone (See Note 28).

During the first six months of 2002 no own shares have been divested.

During the year ended December 31, 2001, France Telecom sold 31.5 million shares at an average price of € 56.71, including the contribution to the SITA foundation of 30.9 million shares for the acquisition of Equant (See Note 3). The result of these sales is offset against consolidated reserves for an amount of € 1,271 million, net of tax (€ 778 million).

In addition, put and call options exchanged between France Telecom and Deutsche Telekom, relating to 20.5 million France Telecom shares, were cancelled in June 2002 at the request of Deutsche Telekom, the shares having been sold directly on the market (Note 28).

Dividends

The total of dividends distributed at June 30, 2002 relating to the year ended December 31, 2001, amounts to € 1,056 million, which includes € 662 million distributed in the form of shares (see “Changes in Share Capital”). The cash dividend payment was made on July 8, 2002.

Statutory net equity of France Telecom S.A

At June 30, 2002, the statutory net equity of France Telecom S.A. amounts to € 19.8 billion including the loss at June 30, 2002 of € 13.0 billion.

22.     SEGMENT INFORMATION

As a result of the reorganization in 2001 of its global services to businesses under Equant and of the reorganization in 2000 of its mobile telephony activities under Orange SA and its consumer Internet activity under Wanadoo, France Telecom has redefined its segments as follows:

•
The “Orange” segment includes worldwide mobile telephony services, in France and the United Kingdom, as contributed to Orange S.A. in 2000, including Orange plc from its date of acquisition by France Telecom.

•	The “Wanadoo” segment includes Internet Access, Portals, e-Merchant, Directories and Application Service Provider (ASP) activities contributed in 2000 to Wanadoo S.A.

•	The “Fixed line, voice and data services in France” segment mainly includes the activities within France as an operator of fixed telephony, data transmission, broadcasting and cable television.

•	The “Fixed line, voice and data services—International” segment includes the same activities outside France (notably Equant and TP Group).

France Telecom segments may evolve in the future, along with France Telecom’s strategic choices.

France Telecom evaluates the performance of its segments and allocates its resources based on EBITDA results, which represents the operating income before “special items, net” and “depreciation and amortization”.

The “Elimination and other items” column includes inter-segment transaction eliminations and other non-material reconciling items to France Telecom financial statements.

The table below sets out main operating indicators per segment for the six months ended June 30, 2002 and June 30, 2001 as well as for the year ended December 31, 2001:

	Orange	Wanadoo	Fixed line, voice and data services in France	Fixed line, voice and data services–International	Eliminations and other	Total France Telecom
	(in millions of euros) except for employees
At June 30, 2002
Total Sales	8,059	918	11,127	4,602	(2,234)	22,472

EBITDA	2,304	29	3,643	936	(42)	6,870
Depreciation and amortization	(1,059)	(33)	(1,575)	(871)	(57)	(3,595)

Operating income before special items	1,245	(4)	2,068	65	(99)	3,275

Purchase of tangible and intangible assets
—UMTS licenses	61	—	—	—	—	61
—excluding UMTS licenses	1,433	42	1,024	776	(54)	3,221

Average number of employees(1)	30,150	6,743	129,817	60,574	—	227,284

At June 30, 2001
Total Sales	7,082	689	11,542	3,078	(1,967)	20,424

EBITDA	1,634	(54)	3,993	480	13	6,066
Depreciation and amortization	(815)	(38)	(1,661)	(679)	(58)	(3,251)

Operating income before special items	819	(92)	2,332	(199)	(45)	2,815

Purchase of tangible and intangible assets
—UMTS licenses	186	—	—	—	—	186
—excluding UMTS licenses	1,433	40	1,238	1,013	156	3,880

Average number of employees(1)	29,438	6,303	134,639	29,233	—	199,613

At December 31, 2001
Total Sales	15,087	1,563	23,231	7,382	(4,237)	43,026

EBITDA	3,288	(64)	7,902	1,165	29	12,320
Depreciation and amortization	(1,848)	(89)	(3,445)	(1,415)	(113)	(6,910)

Operating income before special items	1,440	(153)	4,457	(250)	(84)	5,410

Purchase of tangible and intangible assets:
—UMTS licenses	873	—	—	—	—	873
—excluding UMTS licenses	3,356	111	2,718	1,906	—	8,091

Average number of employees(1)	29,970	6,588	133,752	35,874	—	206,184

(1)	Average full time equivalents

In 2001, the “Fixed line, voice and data services international” segment included the operations of Equant from the second half of the year (Note 3). For three months in 2002, results from TP Group have been included in the segment “Fixed Line, voice and data services international” (Note 3). Based on a comparable scope of consolidation (pro forma) to that of the first six months of 2002, total sales, EBITDA and current operating result for the fixed line, voice and data services international segment for the first six months of 2001 would have been € 4,668 million, € 745 million and € (151) million respectively.

Geographical breakdown

	Period ended June 30,		Year ended December 31,
	2002	2001	2001
	(in millions of euros)
Sales	22,472	20,424	43,026
France	13,486	13,562	27,626
Other	8,986	6,862	15,400
Fixed Assets(1)	56,407	53,453	49,917
France(2)	19,720	21,874	20,431
Other	36,687	31,579	29,486

(1)	Tangible and intangible, excluding goodwill.
(2)	Includes all shared network structures, notably the European backbone.

23.     PERSONNEL COSTS

	Period ended June 30, 2002	Period ended June 30, 2001	Year ended December 31, 2001
	(in millions of euros, except number of employees)
Average headcount(1)	227,284	199,613	206,184

(full time equivalents(2))
Personnel costs(3)
• Wages and salaries	3,792	3,389	6,889
• Social charges	1,290	1,239	2,593

Total	5,082	4,628	9,482

(1)	Of whom approximately 41.1 % were French civil servants at June 30, 2002.
(2)	Average headcount of full time equivalents of the TP Group amounts to 30,746.
(3)	Excluding early retirement plan for French civil servants and employee profit-sharing.

24.     SPECIAL ITEMS, NET

	Period ended June 30, 2002	Period ended June 30, 2001	Year ended December 31, 2001
	(in millions of euros)
French early retirement plan(1)	(93)	(102)	(210)
Other	—	1	—
Total	(93)	(101)	(210)

(1)	Note 18.

25.     OTHER NON-OPERATING INCOME (EXPENSE), NET

Other non-operating income (expense) includes:

•
At June 30, 2002, (i) € 1,663 million relating to the valuation allowance on NTL’s common and preferred stocks (Notes 8 and 28), (ii) € 7,290 million relating to MobilCom including € 290 million for further depreciation of the advances made by France Telecom SA to MobilCom in the first six months of 2002 (Note 28).

•	At June 30, 2001, a depreciation charge relating to the ordinary shares held in NTL for € 839 million.

•
At December 31, 2001, (i) € 5,910 million relating to the valuation allowance on NTL’s common and preferred stocks (ii) € 2,077 million relating to the provision for losses and charges on the Equant CVR (Note 18) and (iii) € 1,393 million relating to MobilCom (Notes 7 and 28).

•	As well as other non-operating income (expense) set out below:

	Period ended June 30, 2002	Period ended June 30, 2001	Year ended December 31, 2001
	2002	2001	2001
	(in millions of euros)
Gain or loss on divestment(1)	200	1,278	2,576
Dividends received	4	109	262
Dilution result(2)	(2)	1,068	1,993
Other provision movements(3)	(501)	199	(694)
Cost of sale of receivables	(20)	(22)	(503)
Other	(67)	(15)	(158)
Total	(386)	2,617	3,476

(1)	Primarily includes in 2002, the result on disposal of the interest in TPS (€ 177 million)
(2)
In 2001 it includes a gain of € 1,086 million made in the first six months in the Indice Multimedia and Freeserve transactions, as well as a gain of € 934 million made in the second six months following the contribution of Infostrada to Wind (Note 3).

(3)	At June 30, 2002, other movements in provisions include:

•	A charge of € 75 million relating to Intelig (Note 7) ;

•	A charge of € 52 million relating to the divestiture of the investment in Casema (Note 30) ;

•	A charge of € 51 million relating to the outcome in July 2002 of the off balance sheet commitment relating to the CCIC investment (Note 28).

26.     INCOME TAX

France Telecom has opted for a consolidated tax group for all French subsidiaries of which it owns 95% or more.

Following the Orange IPO in February 2001, Orange SA and its French subsidiaries have their own consolidated tax group from 2002.

Following the Wanadoo IPO in July 2000, Wanadoo SA and its French subsidiaries have their own consolidated tax group from 2001.

Income tax by consolidated tax group and for the other subsidiaries is as follows:

	Period ended June 30
	2002		2001
	(in millions of euros)
Income (charge)
France Telecom SA tax group Orange SA tax group	(1,787 (275	) )	2,030 (389)
Wanadoo SA tax group Other subsidiaries in France and outside France	(28 (206	) )	(6 (196	) )

Total taxes	(2,296)		1,439

Income tax for the six month period results from the application of the provisional tax rate at the end of the period to the pre tax result at June 30, 2002. Deferred taxes are calculated applying tax rates enacted at the end of the accounting period, being 35.43% for 2002 and the following years.

The significant decrease in the France Telecom SA share price in the second quarter of 2002, reflected in the statutory accounts by the recording of tax deductible provisions, as well as the tax deductible nature of the provision set up at June 30, 2002 relating to the MobilCom risk, lead to a significant increase in the losses carried forward within the France Telecom SA tax consolidation. This extends the forecast recovery date of deferred tax assets beyond the eight-year horizon used for the 2001 financial statements.

France Telecom considers, on the basis of its budgets, strategic plans and financing plans reflecting the financial situation at June 30, 2002, that the deferred tax asset maintained in the balance sheet for France Telecom SA and the companies within its consolidated tax group will be able to be recovered through the existence of taxable income expected in the next eight years within its regularly profitable activity as a fixed line operator in France. Moreover, given these results and given the possibilityes in France to carry forward indefinitely certain tax losses resulting from depreciation charges, the share of the tax loss carry forwards which is not indefinitely carried forward should be completely used within the legal timeframe of five years, with the balance acquiring the status of losses indefinitely carried forward.

In this context, the application of the prudence concept, which prevails regarding the recognition of deferred tax assets for accounting purposes, has led to a depreciation allowance of deferred tax assets generated in the first half of 2002 (€ 3,992 million) and to a depreciation allowance of € 1,800 million against deferred taxes at December 31, 2001. The net deferred tax charge for the France Telecom SA tax group amounts to € 1,800 million.

Income tax for the France Telecom SA consolidated tax group is as follows:

	Period ended June 30
	2002	2001
	(in millions of euros)
Income (charge)
Carry-back	—	1,630
Other current tax	13	18
Deferred taxes for the six month period	3,992	1,132
Discounting and depreciation of deferred taxes	(5,792)	(750)

Effective Tax	(1,787)	2,030

France Telecom SA and its main French subsidiaries are currently subject to a tax inspection for the years 1998 and 1999. The tax inspection is not yet complete, and the possible reassessments relate mainly to tax timing differences. Moreover, the companies concerned have made known their positions and are awaiting a final decision from the tax authorities.

The net balance sheet position by tax group is detailed in the table below (deferred taxes are detailed by type of timing difference for the tax group France Telecom SA):

	June 30, 2002	December 30, 2001
	(In millions of Euros)
France Telecom SA Tax Group
Early retirement plan	1,413	1,451
Impairment of long-lived assets	439	405
Non deductible provisions and reportable deficits	8,387	4,675
Other deferred tax assets	632	615
Tax depreciation and reglemented provisions	(316)	(289)
Other deferred tax liabilities	(159)	(455)
Deferred tax allowance and discounting	(6,577)	(785)

Sub-total FT SA Tax Group	3,819	5,767
Orange SA tax group	39	24
Wanadoo SA tax group	33	19
Other subsidiaries	(29)	107

Net deferred taxes of the Group	3,862	5,767

This net position is presented as follows in the balance sheet:

	At June 30, 2002	At December 31, 2001
	(in millions of euros)
Net long-term deferred tax assets	4,040	5,369
Net short-term deferred tax assets	646	1,102
Net long-term deferred tax liabilities	(368)	(330)
Net short-term deferred tax liabilities	(456)	(374)

Total	3,862	5,767

Apart from the allowances recorded for the France Telecom SA consolidated tax group, the allowances for deferred tax assets relate primarily to the loss carry forwards of new subsidiaries, which are operating in emerging markets, for € 3,840 million (€ 2,923 million at December 31, 2001). A part of these loss carry forwards will be recognized once profitable operational activity in these subsidiaries can be sustained.

27.     RELATED PARTY TRANSACTIONS

Telecommunications services to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities are provided at market prices. Subsequent to the separation of France Telecom and postal services (La Poste) in 1987 a number of transactions have subsisted relating particularly to personnel and shared properties.

The transactions and balances summarized below arose in the ordinary course of business between France Telecom and related parties.

Amounts receivable from related parties

	June 30, 2002	December 31, 2001
	(in millions of euros)
Related party
Sprint	18	20
La Poste	41	50
Satellite organizations	116	92

Amounts payable to related parties

	June 30, 2002	December 31, 2001
	(in millions of euros)
Related party
Sprint	20	10
La Poste	23	30
Satellite organizations	137	147

Significant transactions with related parties
		Income/(expenses or investments)
	Nature of transaction	June 30, 2002	Dec 31, 2001
		(in millions of euros)
Related party
La Poste	Personnel programs	—	—

	Commonly managed services	25	71

Satellite organizations	Expenses	(63)	(248)
	Income		50

Sprint	Invoiced services	6	38
	Expenses	(11)	(7)

28     COMMITMENTS AND CONTINGENCIES

28.1    MobilCom

In March 2000, France Telecom, the company MobilCom and its principal shareholder Gerhard Schmid signed a Cooperation Framework Agreement (“the CFA”), the object of which was to provide MobilCom with the necessary financial support to purchase a third generation network operator license (“UMTS”) as part of the bidding process organized by the German authorities in July–August 2000 and to develop a UMTS mobile telephone network.

The CFA provided that, after a UMTS license was obtained in the bidding process, the following clauses came into effect:

A.    France Telecom would provide its financial support to MobilCom, subject to the conditions described in point B below, in the following manner:

•	France Telecom would subscribe to an increase in the share capital of MobilCom for an amount of approximately € 3.7 billion providing France Telecom with 28.5% of the company’s share capital.

•
If MobilCom was not in a position to be able to proceed with necessary investments to commence its UMTS operations through existing capital resources and through additional financing that it procures on its own, France Telecom would have a commitment, until the commencement of UMTS operations, to provide loans directly to MobilCom or to guarantee third party loans, if required.

B.    In order to guarantee that France Telecom had at all times the means to monitor the financial commitments regarding the process of developing UMTS activities, the CFA stipulated that France Telecom’s agreement was required for approval of, amongst other matters, the budgets and the business plan. To facilitate this, a coordination committee was established between the management of MobilCom and the representatives of France Telecom, as well as the representation of France Telecom in the company’s corporate bodies.

C.    In accordance with the CFA, France Telecom held a call option for 21.6 million shares in MobilCom held by Mr Gerhard Schmid exercisable between 2003 and 2006, and furthermore Mr Gerhard Schmid held a put option to sell his MobilCom shares to France Telecom, exercisable if certain specific conditions were realized:

•	In the event France Telecom acquired additional shares such that it owned more shares than Gerhard Schmid;

•	In the event that a deadlock had occurred and France Telecom has imposed its position on Mr Scmid through mediation as provided for in the contract; or

•	In the event that France Telecom breaches certain material obligations under the CFA.

Following the signing of this agreement, as part of the bidding process carried out in July–August 2000, MobilCom obtained a UMTS license for approximately € 8.4 billion and proceeded to implement the following financing arrangements:

•	Share capital was increased by approximately € 3.7 billion, reserved to France Telecom in accordance with the CFA.

•	A bridge credit facility of € 4.7 billion was granted by a banking syndicate with a maturity date fixed at July 31, 2002, postponed to September 30, 2002 and used in full at June 30, 2002.

•	A vendor financing for € 2 billion was granted by two UMTS equipment manufacturers, of which an amount of € 1.2 billion had been used at June 30, 2002.

In December 2000, France Telecom set up through various contributions, the company Orange SA to which it passed, with the agreement of Mr Gerhard Schmid and of MobilCom, all of the rights and obligations resulting from the CFA, apart from the conditional commitments for financial support which remained with France Telecom.

In 2001, a disagreement arose between Mr Gerhard Schmid, MobilCom, France Telecom and Orange regarding the application of the CFA, notably concerning the MobilCom business plan for the development of the UMTS activity and the ability of France Telecom to approve that plan.

This situation was described as follows in the 2001 financial statements: “The conditions of application of the cooperation framework agreement and of France Telecom SA’s financing commitments are currently the subject of disagreements with the founding shareholder. A discussion is in progress, of which the France Telecom group cannot predict the outcome. Moreover, France Telecom group management considers, to the best of its current knowledge, that the increase in borrowings recorded in the financial statements of the France Telecom group could reach a maximum of € 6 billion to € 7 billion within 18 months should Orange have to fully consolidate MobilCom, of which the existing credit facilities of € 6.2 billion are non recourse to the France Telecom group. In this case, the assets of MobilCom, mainly represented by the UMTS license, would be reassessed based on the new business plan set up by Orange, and taking into account the existence or not of likely consolidation in the mobile market in Germany.”

On June 11, 2002, France Telecom and Orange informed MobilCom and Mr Gerhard Schmid that they were terminating the CFA, following and on the grounds of a series of serious breaches of such agreement by Mr Gerhard Schmid and MobilCom amongst which:

•
Mr Schmid and the Supervisory Board of MobilCom very frequently distorted the spirit and the text of the Cooperation Framework Agreement, by not recognizing the rights of France Telecom and Orange to approve the business plan of the company;

•
as confirmed by a BDO report, Mr Schmid breached a number of provisions of German company law by conducting transactions between MobilCom and Millenium GmbH, a company owned by Mr Schmid’s wife, which transactions related to the financing by MobilCom of the purchase of shares in MobilCom through the company Millenium and which are currently the subject of a dispute between MobilCom and the company Millenium; and

•
following violations of the Cooperation Framework Agreement by Mr Schmid in his relations with Millenium and the refusal of Mr Schmid to organize for Millenium to reimburse the amounts unduly received from MobilCom to finance the purchase of MobilCom shares, France Telecom and Orange recommended that Mr Schmid be relieved of office. On two occasions, at Supervisory Board meetings on May 29 and June 7, Mr Schmid had refused to resign and the Supervisory Board rejected motions proposing his removal from office.

On June 21, 2002, Mr Schmid was relieved of his functions as Chief Executive Officer by decision of MobilCom’s Supervisory Board.

Mr Schmid and MobilCom have contested the grounds for the termination of the Cooperation Framework Agreement by France Telecom and Orange. France Telecom is not able to predict the outcome of the dispute which could result from this termination.

Once the violation of the Cooperation Framework Agrement by Mr Schmid and MobilCom was established, France Telecom started discussions with the various parties involved including the bank syndicate lending to MobilCom, in order to determine whether a solution acceptable for all could be found to ensure the future of MobilCom. In this spirit, on July 30, 2002, France Telecom signed a Memorandum of Understanding with the banking syndicate which had granted MobilCom a credit facility of € 4.7 billion, whose maturity date has been postponed to September 30, 2002. This agreement provides that the banks will sell their MobilCom loan to France Telecom in exchange for subordinated perpetual convertible securities convertible into shares of France Telecom SA. Similar agreements have been signed with the above-mentioned equipment vendors.

Following the departure of Mr Schmid from the Board, the new management of MobilCom accepted the implementation of in-depth operational, strategic and legal analyses of MobilCom with internal and external experts on behalf of France Telecom and Orange.

The conclusions of these in-depth analyses obtained in August and September 2002, showed, inter alia, evidence of structural difficulties of MobilCom, the significant decline in its results and the weakness of its customer base, which have led France Telecom to conclude that MobilCom’s UMTS activity is not viable on a stand-alone basis.

Furthermore, the absence of changes in the German regulator position regarding the possibilities of adapting the regulatory environment, essential for market consolidation, and the decision of the European Commission to apply the subsidiarity principle to any modifications in national legislation on this issue, have also contributed to the loss of reasonable likelihood of consolidation of UMTS operators in Germany such as France Telecom had anticipated when its closed its 2001 financial statements.

From a strategic point of view, the evolution of the German market, which is characterized by an excessive number of UMTS license holders, the lack of flexibility of the German regulatory authorities regarding the necessary adaptation of the regulatory environment necessary for the consolidation of the market, combined with the troubling situation of MobilCom revealed by the in-depth analyses undertaken and the profound deterioration of relationships between shareholders, led France Telecom to decide at its Board of Directors meeting of September 12, 2002 not to seek control of MobilCom and to no longer respond to its requests for financial support.

However, France Telecom has expressed its wish to seek implementation of the agreements reached with the banks and the equipment suppliers of MobilCom.

As a result, in the financial statements at June 30, 2002, France Telecom recorded (i) a provision for risk of € 7 billion to cover the risks related to the financial commitment linked to the development of the UMTS activities of MobilCom and (ii) the total depreciation of € 290 million in shareholder loans granted by Frace Telecom to MobilCom during the first six months of 2002.

The provision for risk corresponds to the estimate, in conformity with the accounting principle of prudence, of the MobilCom risk for France Telecom at the date of the six months consolidated accounts taking into account an appreciation of its legal position to the different types of claims that could be brought against it. France Telecom underlines however, that it cannot exclude that other risks could arise either from commitments made by the management of MobilCom of which it has no knowledge, or from Court decisions ruling in favor of potential claims that the various advisors to France Telecom judge to be unfounded.

28.2    Other off balance sheet commitments and risks

Off balance sheet commitments related to purchases of network equipment and terminals

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and into supply contracts with suppliers of terminals and other equipment. Management believes that there is no significant risk of financial loss from these contracts.

Off balance sheet commitments related to network construction and operation

In connection with the award of licenses, concession contracts or acquisition of businesses, France Telecom is committed to certain obligations imposed by administrative or regulatory authorities relating to network coverage, quality of service and tariffs. In some instances, France Telecom is required to provide comfort letters to financial institutions relating to bank guarantees given to relevant authorities. Management believes that France Telecom has the ability to meet these obligations to administrative or regulatory authorities.

Off balance sheet commitments related to leases

Leases

France Telecom leases land, buildings, equipment, vehicles and other items under lease agreements expiring at various dates during the next 10 years.

Moreover, as part of the divestment of part of its buildings (Note 6), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term.

Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business.

Rental expense under operating leases in the first six months of 2002 amounts to € 539 million of which € 68 million relates to assets sold as part of the disposal of fixed asset program in 2001 (compared to € 831 million at December 31, 2001 and € 473 million at December 31, 2000).

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at June 30, 2002, including those contracted within the context of the divestment of part of the real estate:

	Capital lease(1)	Operating lease(2)
	(in millions of euros)
07/2002–06/2003	83	928
07/2003–06/2004	66	756
07/2004–06/2005	40	633
07/2005–06/2006	33	607
07/2006–06/2007	33	507
07/2007 and thereafter	278	1,264

Total minimum future lease payments	533	4,695

Less: interest payments	115

Present value of minimum commitments	418

(1)	Included in borrowings discussed in Note 14.
(2)	Including those contracted in relation to the sale of part of the real estate.

Strategic technical buildings

On October 31, 2001, France Telecom signed a promise to sell 42 technical strategic buildings, which will be re-leased as part of a capital lease contract. At June 30, 2002, 37 of these buildings have been sold and re-leased.

QTE Leases

As part of cross-operation leases (QTE lease) with distinct third parties, France Telecom gave and took for hire certain telecommunications equipment. The crossed rental flow and France Telecom remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the above table. Of this remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is taken to the statement of income over the period of this guarantee. France Telecom estimates that the risk of the guarantee, which amounts to € 1,907 million at June 30, 2002 being drawn upon is negligible.

Orange in substance defeasance

As part of the lease agreements concluded in 1995 and 1997, Orange has deposited amounts equal to the present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s rental obligations. These funds, which totaled € 1,161 million at June 30, 2002 (€ 1,247 million at December 31, 2001 and € 1,221 million at December 31, 2000), together with the interest earned thereon, will be used to settle Orange’s rental obligations under the leases.

These in-substance early extinguishments of lease commitments result in the offset of the deposit amount and the capital lease obligation, and result in a net credit which has been reflected in the consolidated balance sheet as deferred income that will be amortized to the statement of income over the lease term on a straight line basis. This includes a provision, based on management assessment of likely outcomes, for possible future costs arising for variation in interest rates or tax rates.

Accordingly, the related capital lease obligations are not shown in the above table.

Off balance sheet commitments related to investment securities and own shares held

As part of the agreements between certain companies of the group and their partners within other subsidiaries or consortia, clauses relating to put or call options exist over shares held by partners as well as clauses relating to the transfer of such shares of which the most significant are:

CCIC

In July 2000, France Telecom sold its remaining 17.7 million CCIC shares for US$ 505 million, at US$ 28.5 per share.

Since France Telecom remained contractually exposed to the risk of stock exchange fluctuations for the shares sold, for the period to July 2002, the result of the sale has been deferred until outcome of this contractual commitment.

On July 31, 2002, the CCIC operation was finalized and as a result France Telecom repaid an amount of  € 465 million to sellers of the shares, and at June 30, 2002 booked a provision of € 51 million for loss on disposal.

Put and call options over NTL preferred shares

France Telecom entered into an agreement on February 17, 2000, and amended on December 21, 2001, with financial institutions whereby France Telecom may exercise, against payment, a call option over all the NTL preferred shares held by the financial institutions, at the initial acquisition price of US$ 1.1 billion. The financial institutions may each sell all their preferred shares to France Telecom at initial acquisition price, notably if this call option is not exercised by France Telecom before March 28, 2003 or under certain circumstances.

On July 12, 2002, France Telecom exercised the call option on all of the preferred shares held by financial institutions for an amount of US$ 1.1 billion. The effects of this transaction have been recognized in the consolidated financial statements in an additional allowance at the end of June 2002 (Note 8).

TP SA

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP SA at October 31, 2001. The consortium also holds a call option enabling it to acquire 2.5% of the capital of TP SA plus one share, at any time between January 1, 2002 and December 31, 2002, at a price equal to the average closing share price of TP SA for the 100 trading days prior to the exercise of the call option, plus 25%. Following this acquisition, the consortium would also become the majority shareholder of TP SA. Moreover, the consortium also holds a call option enabling it to acquire a further 10% of the capital of TP SA in the event that the Polish State were to offer TP SA shares, an option exercisable at the same price as that proposed to institutional investors within this offer. The shareholder agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding; (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA and its supplementary investment of 3.57% after July 2006 or earlier in the event of change of control or of violation of Kulczyk Holding’s obligations, at a price equal to the higher of the acquisition cost plus accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its further investment of 3.57% between October 2003 and January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid; the banks who financed the purchase by Kulczyk Holding of TP SA shares can also demand that France Telecom takes possession of all the shares which the banks may hold as security at a price equal to the residual credit plus interest. This commitment amounts to approximately € 1.8 billion at June 30, 2002.

The fall in credit rating of France Telecom in June 2002, allowed the banks to call in this obligation. France Telecom and Kulczyk Holding have asked the banks to renegotiate these conditions.

An agreement was obtained in August 2002 which removed the conditions related to credit ratings and established the same financial ratios as for the France Telecom S.A. syndicated line of credit of € 15 billion.

E.On

Following the agreements in relation to the purchase by France Telecom of the 42.5% interest which E.On held in the capital of Orange Communications SA (Switzerland), approximately 75% of the payments due to E.On were made through the delivery of 102.7 million Orange SA shares at the time of the IPO. In this context, France Telecom agreed put and call options with E.On which were the subject of an amendment on January 28, 2002. Under the terms of these amended options, in June 2002, (i) E.On had the right to sell to France Telecom the Orange SA shares which it held at a price of € 9.25 per share (i.e. a total of € 950 million) and (ii) France Telecom had the right to purchase the Orange SA shares which E.On held at a price of € 11.25 per share (i.e. a total of € 1,155 million). E.On had the ability to sell its Orange SA shares in an orderly manner. Given the value in use of Orange no provision was set up at December 31, 2001.

In accordance with the put and call options dated November 2000 and amended January 2002, the E.On Group on 5 June 2002 exercised its put option to sell to France Telecom 102.7 million shares in Orange S.A. (Note 3). Following this transaction France Telecom owns 86.29% of Orange S.A.

Wind Infostrada

France Telecom and Enel agreed to undertake, subject to market conditions, an initial public offering of at least 25% of the share capital of Wind. France Telecom holds an option to purchase a portion of the Wind shares held by Enel at the market price with floor and ceiling caps, sufficient to increase its equity interest in Wind to 76.6% of Enel’s interest. This option can be exercised at any moment between July 31, 2003 and 31 January 2004. Furthermore, France Telecom holds a put option of its Wind shares to Enel at a market value on a 100% basis (as defined by independent experts) exercisable at any moment in the event of a disagreement between France Telecom and Enel concerning Wind. Put and call options are also planned in the event of a deadlock, violation of obligations or change in control of shareholders.

San Salvador CTE

France Telecom sold in March 2000 24.5% of the shares which it held in the capital of Estel Co. LLC (“Estel”) to Central America Communications LLC (“CAC”). In the context of this sale, France Telecom granted CAC a put option exercisable in case of default of CAC under the terms of the credit agreement between CAC and Citibank. The price varies between US$134.8 million for all 490 CAC shares in Estel before September 16, 2003 at the latest, falling to US$101.1 million between September 17, 2003 and September 16, 2004, then US$67.4 million between September 17, 2004 and September 16, 2005, and US$ 33.7 million between September 15, 2005 and June 16, 2007.

Equant Contingent Value Rights (CVR)

In the context of the acquisition of Equant, France Telecom issued CVR to certain beneficiaries. This commitment resulted in a provision at the end of December 2001 for the maximum risk (Note 18).

Orange Slovensko

Shareholder agreements, which govern the relationship between Orange and its partners in Slovakia, include clauses relating to put and call options in the event of a serious failing of one of the shareholders or if the partners are not able to reach an agreement on a major issue even by means of mediation procedures. These options are generally exercisable at a market price.

Orange Dominicana

The co-shareholder of the group holds a put option exercisable between 2003 and 2007 at market value, whereby it can sell its 14% shareholding in this company.

BITCO (Thailand)

In the event of a default by any of the company’s shareholders, the non-defaulting shareholders can either exercise a call option to buy the defaulting party’s shares at 80% of market value or exercise a put option whereby the defaulting party purchases the other shareholders’ shares at 120% of market value. However, under the current applicable legislation in Thailand, the Group does not have the ability, under any circumstances, to increase its shareholding in BITCO beyond its current shareholding of 49%.

ECMS (Egypt)

The shareholder agreements governing relations between France Telecom and Orascom provide for the exercise of put and call options in the event of a serious disagreement between the parties or in the event of a change in control of one of the parties. These options can generally be exercised at market price.

Commitments linked to holdings of own shares

Shares of France Telecom held by Deutsche Telekom

France Telecom had an option to purchase, at any time between January 1, 2002 and January 31, 2003, 20,492,292 of its own shares, representing 1.8% of its share capital, held by Deutsche Telekom at a price determined on the basis of the then prevailing market price. If France Telecom did not exercise this option, Deutsche Telekom could exercise a put option requiring France Telecom to purchase these shares on January 31, 2003 under the same terms. At the request of Deutsche Telekom, the call and put options were cancelled in June 2002, Deutsche Telekom preferring instead to sell them directly on the open market.

Shares of France Telecom held by Vodafone

Following the IPO of Orange S.A on February 13, 2001, Vodafone and France Telecom reached an agreement on February 28, 2001 on the form of the sale to France Telecom of the remaining 113.85 million France Telecom SA shares still held by Vodafone. Cash payments for an amount of € 6.65 billion were made in March 2001, in exchange for the sale of 64.1 million France Telecom shares by Vodafone. A final repurchase was made on March 25, 2002, for € 4.97 billion.

Commitments linked to sales of receivables

Securitization of receivables

As part of the Securitization program set out in Note 9, the beneficial interests subscribed by France Telecom in the Fonds Commun de Créances have been pledged.

Sales of carry back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 and 2001, as set out in Note 26, France Telecom has guaranteed the receivables sold to the credit institution and is committed to indemnify it for any error or inexactitude noted in the amounts or nature of the receivables sold.

Sale of future receivables from the French State

As part of the sale of future receivables from the French State set out in Note 18, France Telecom has guaranteed to the assignee institution the existence and amount of the receivables sold and is committed to indemnify it in this regard.

Other commitments

Apart from the commitments set out in Notes 14 and 15, France Telecom has issued no guarantee on its financial debt nor is it bound by any commitment beyond those normally subscribed in financing contracts. In the ordinary course of business, the group gives certain guarantees of which the most significant at June 30, 2002 are as follows:

•
Shares and other assets held by the Orange group have been pledged to lending financial institutions (or given as security), in order to guarantee the repayment of bank loans and credit facilities, amounting to  € 2,938 million of which € 2,668 million has been drawn at June 30, 2002 ;

•
A counter guarantee of € 192 million had been given to Enel to cover the guarantee granted by Enel to financial institutions in the context of Wind’s deferred UMTS license payment, as well as the annual payments for Italian railway infrastructure usage rights;

•
A guarantee of a maximum of € 104 million has been given to 3G Infrastructure Services AB, a company which is jointly operated by Orange Sverige AB and two other operators in Sweden, as part of a network-sharing agreement. This company is proportionally consolidated since January 1, 2002;

•
Guarantees amounting to a maximum of € 49 million and € 58 million respectively, which had been given to equipment suppliers in the context of the network rollout of BITCO’s network in Thailand, were released during the six months ended June 30, 2002. In February 2002, Orange and its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and Thai banks, in connection with a 24-month bridge loan facility of US$ 625 million granted to TA Orange Company Limited. Under this agreement, Orange and its co-shareholders of BITCO, have agreed to inject cash in TA Orange Company Limited up to a maximum amount of US$ 175 million under limited circumstances (the main one being, in the event of a cash shortfall in that company). In the event of the conversion of the current concession into a license, Orange may incur additional funding commitments towards TA Orange Company Limited. However, such conversion, and the terms and conditions of any license are subject to the Group’s prior approval;

•
Pursuant to a Shareholder Support Agreement, the Group is required to make a Shareholder Contribution available to Connect Austria Gesellschaft für Telekommunikation GmbH, a 17.45% owned investment, up to a total maximum amount of €68 million under certain limited circumstances with respect to a prospective breach or default under this company’s Financing Agreements.

29.    LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal, and arbitration proceedings and administrative actions.

The costs associated with the legal proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, an allowance is recorded to provide for the lower end of the range.

France Telecom believes that there are meritorious defenses to all these claims. Although the ultimate resolution of such claims cannot be predicted with certainty, it is France Telecom’s opinion that their resolution will not have a material adverse effect on its consolidated operating results, its activity or financial position.

FTML (Lebanon)

FTML and the Lebanese Ministry of Post and Telecommunications agreed in 1994 a Build, Operate and Transfer contract (BOT) for the construction and operation of a GSM mobile telephony network in the Lebanon. A similar contract was granted to the competitor Libancell.

With effect from August 31, 2002, the Lebanese government terminated the BOT contract with FTML and that of its competitor. This cancellation and the transfer are to give rise, under the BOT contract and the bilateral French-Lebanese convention relating to the protection of investments, to an indemnity being granted to each of the operators by the Lebanese government. Besides its claim for indemnity presented in the framework of International Chamber of Commerce arbitration proceedings, FTML and its parent company FTMI on June 20, 2002, made a deposition for a request for arbitration against the Lebanese government under the bilateral convention and in virtue of the arbitration rules of the Commission of the United Nations for International Commercial Rights (CUICR), for illegal repossession, without prompt and adequate indemnity and without fair and equitable treatment.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” contract in which it states that FTML will operate, on behalf of the State, from September 1, 2002 to January 31, 2003 the network that, since the cancellation of the BOT contract, is now the property of the Lebanese government. At the end of this period, the Lebanese government must have organized bids for the issue of two mobile telephone licenses and tenders for the management of the two existing networks.

Competition law

France Telecom is subject to claims made by its competitors before of the Conseil de la concurrence, the Autorité de régulation des télécommunications or the European Commission for alleged abuse of dominant position and anti competitive behavior, of which the most significant claims are:

The France Telecom group has been accused in several disputes related to the different Internet high-speed access markets, susceptible to give rise to the pronouncement of financial sanctions or damages against the group.

•
Under a decision on February 27, 2002, the Conseil de la concurrence ordered France Telecom to suspend commercialization of the ADSL packs of Wanadoo Interactive in its agencies until France Telecom had provided to all Internet access providers a computerized tool enabling mass handling of high speed Internet access requests with France Telecom. In a ruling made on July 19, 2002, the Conseil noted that France Telecom had put into place such a tool and thus the suspension order was ended.

•
9Telecom requested that the Conseil de la concurrence fine France Telecom for non respect of the decision of the Conseil of February 18, 2001, which ordered France Telecom to propose the operators an ADSL access offer enabling them to compete effectively both through the price and the nature of services offered. On July 16, 2001, the Conseil de la concurrence announced a halt in the procedure, to enable further enquiry.

•
On December 24, 2001, Wanadoo Interactive was informed by the European Commission, of claims brought against the company’s tariffs for the provision of high-speed Internet services Wanadoo ADSL and Pack X-Tense throughout 2001. The Commission considers that the price policy of Wanadoo Interactive since the beginning of 2001 constitutes an abuse of dominant market position. A hearing before the Commission was held on March 18, 2002. Since this date, the claim is still in progress and is the subject of numerous exchanges between the Commission and Wanadoo Interactive who contests the alleged charges.

Mangoosta

Following the liquidation of Mangoosta, at the beginning of 2002 France Telecom and Wanadoo Interactive were called before the Nanterre Tribunal. The total of the claim amounted to around € 170 million in compensation for the alleged abuse of France Telecom’s and Wanadoo’s dominant position in the ADSL market.

30.    SUBSEQUENT EVENTS

Pramindo Ikat

On April 19, 2002, the shareholders of Pramindo Ikat of which France Telecom owns 40%, signed an agreement to sell their shares to PT Telekomunikasi Indonesia TBK (PT Telkom) for US$ 339 million, payable over 10 quarterly installments supplemented by a price increase of approximately US$ 25 million.

The acquisition of Pramindo by PT Telkom will take place in three phases:

•	30% initial purchase of shares at the initial completion date in August 2002.

•	15% purchase of shares in September 2003.

•	55% final purchase of shares at the final completion in December 2004 at the time of the last payment.

Second phase of the fixed assets disposal plan

On June 27, 2002 France Telecom announced the signing of an agreement with a consortium for the disposal of a portfolio of fixed assets including 457 assets for a value of approximately € 510 million. In accordance with the terms of the agreement, France Telecom and the consortium are committed to complete the program over the next few months. The majority of buildings sold will be re-leased by France Telecom under lease terms of between 6 and 9 years.

Share increases reserved to personnel

In June, France Telecom offered its personnel the possibility to subscribe to a reserved capital increase. On July 31, 2002, the Chairman noted that cash subscriptions amounted to 2,298,125 shares with 2,381,416 shares being granted free of charge to subscribers, amounting to 4,679,541 new shares.

Moreover, and following the decisions of the annual general meeting and board meeting of May 28, 2002, within the context of the rights reinvested by decision existing and retired personnel members of the France Telecom savings plan decided to reinvest as cash subscriptions to new shares, France Telecom repurchased 2,040,716 France Telecom shares whose cancellation was decided in the board meeting of September 12, 2002. This purchase was made off market, over the counter at a price equal to the new subscription price i.e. € 22.85.

Acquisition of Eresmas by Wanadoo

In July 2002, Wanadoo announced the conclusion of an agreement to acquire 100% of erasMas, a Spanish Internet Access Supplier and portal from the telephony operator Auna. This acquisition is non-cash based and will be paid for by the issuance of shares in Wanadoo. The transaction should be finalized before the end of the 2002 financial year, provided that it is approved by the Spanish competition authorities, an independent report is obtained and the transaction is approved by the Wanadoo shareholders.

Disposal of TDF

In accordance with the letter of intention of February 22, 2002, France Telecom, private investment funds, and Caisse des Dépôts et Consignations, signed an agreement on July 25, 2002 with a view to a new holding structure acquiring the TDF group. The disposal should definitely take place once all suspensive conditions have been met between now and December 31, 2002.

France Telecom will transfer all of its shares in TDF to this new structure. At the date of the transaction, the split of the share capital of the new structure will be as follows:

•	45% investment funds with responsibility for management

•	36% France Telecom

•	19% Caisse des Dépôts et Consignations

The transaction values the net equity of TDF at approximately € 1.9 billion. As shareholder of the new holding structure, France Telecom will contribute € 250 million. The expected net cash inflow of the transaction for France Telecom amounts to € 1.6 billion.

Notes exchangeable mandatorily in STMicroeletronics shares.

On July 29, 2002, France Telecom issued notes for a nominal value of € 442 million. The notes nominal amount of € 20.92 bear interest at 6.75% per annum and mature on August 6, 2005. They are mandatorily exchangeable for shares in STMicroelectronics from January 2, 2004 to July 27, 2005. As for the note issued in December 2001, the STM shares underlying the transaction have been placed under escrow. The number of STMicroelectronics shares which France Telecom will deliver to the holders of the notes will be 26.42 million maximum (representing the balance of the indirect holding in STMicroelectronics) and 20.13 million minimum, depending on the price of the shares at maturity. In the event that the price of the shares exceeds € 21.97 at maturity, France Telecom will have 6.3 million shares to be sold on the market.

Casema

In July 2002, a contract was signed to sell Casema for a market value of € 750 million. The disposal is dependant on the resolution of several suspensive conditions including notably the approval of the transaction by the Dutch competition authorities.

Stellat

On August 5, 2002, France Telecom and Eutelsat announced the conclusion of an agreement (subject to suspensive conditions) to sell for € 180 million the satellite operator Stellat to Eutelsat. The actual date of the completion should take place between now and December 31, 2002.

Outcome of the commitments relating to CCIC and to put and call options on preferred NTL shares.

In July 2002, the commitments relating to CCIC and the put and call options on preferred NTL shares were finalized and gave rise to the payment of € 465 million and € 1,091 million respectively (Notes 8 and 28).

Connect Austria

As a consequence of Orange being confirmed as a valid shareholder of Connect Austria by the ICC International Court of Arbitration on July 4, 2001, without any limitation to its rights as a 17.5% stake shareholder, a rebalancing of shareholder loans with the other Connect Austria shareholders was completed by Orange in July 2002. It resulted in an additional shareholder loan of € 99 million granted by Orange to Connect Austria, which represents the funding on a prorata basis as if Orange had been an active shareholder of that company during the litigation. This shareholder advance is independent of the financing obligations mentioned in other commitments (Note 28).

31.    LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT JUNE 30, 2002

The main changes in consolidation scope in the first six months of 2002 are set out in Notes 3 and 7.

Orange Segment
Company	Interest	Control	Country
Fully Consolidated Companies
Orange SA	86.29	86.29	France
Orange Int. Developments Ltd	86.29	100.00	Bahamas
Wirefree Services Belgium	86.29	100.00	Belgium
Mobistar Corporate Solutions	43.83	100.00	Belgium
Mobistar	43.83	50.79	Belgium
Vista Cellular	44.01	51.00	Botswana
Orange Cameroun	90.40	100.00	Cameroon
Orange Côte d’Ivoire	73.35	85.00	Ivory Coast
Orange A/S	46.23	100.00	Denmark
Orange Holding A/S	46.23	53.58	Denmark
Wirefree Services Denmark A/S	86.29	100.00	Denmark
Orange Services, Inc.	86.29	100.00	USA
Orange World,Inc.	86.29	100.00	USA
Wildfire Communications, Inc.	86.29	100.00	USA
Inventmobile	80.00	100.00	France
Mobile et Permission	86.31	100.00	France
Mobile Internet for Business	93.16	100.00	France
Orange Caraïbes	86.31	100.00	France
Orange Distribution	86.31	100.00	France
Orange France SA	86.31	100.00	France
Orange Réunion	86.31	100.00	France
Orange Promotions	86.31	100.00	France
Orange International SAS	86.29	100.00	France
Orange Supports & Consulting	86.31	100.00	France
Rapp 6	86.31	100.00	France
Telsea	53.81	75.50	Mauritius
Société Malgache de Mobiles	35.46	65.90	Madagascar
Dutchtone	86.29	100.00	Netherlands
Dutchtone Retail	86.29	100.00	Netherlands
Orange Dominicana	74.21	86.00	Dominican Republic
Orange Romania (MobilRom)	58.52	67.81	Romania
Ananova	86.29	100.00	UK
Orange plc	86.29	100.00	UK
Orange Cellular Services Ltd	86.29	100.00	UK
Orange Mobile Data Ltd	86.29	100.00	UK

Company	Interest	Control	Country
Orange Paging (UK) Ltd	86.29	100.00	UK
Orange Personal Communications Services Ltd	86.29	100.00	UK
Orange Retail Ltd	86.29	100.00	UK
Orange Holdings Ltd and its subsidiaries	86.29	100.00	UK
Orange Holdings (UK) Ltd	86.29	100.00	UK
Orange Overseas Holdings n°2 Ltd And its subsidiaries	86.29	100.00	UK
Orange 3G Ltd	86.29	100.00	UK
The Point Communications Ltd	86.29	100.00	UK
Orange Slovensko	55.12	63.88	Slovakia
Orange Sverige	86.29	100.00	Sweden
Orange Communications SA (“OCH”)	86.29	100.00	Switzerland

Proportionally Consolidated Companies
Darty France Telecom	43.16	50.00	France
Fidecall	43.16	50.00	France
3G Infrastructure Services AB	28.76	33.33	Sweden

Equity Accounted Companies
MobilCom AG	24.39	28.27	Germany
NewsTakes (in liquidation)	21.57	25.00	USA
Wind Telecomunicazioni	22.93	26.57	Italy
Book2eat.com (in liquidation)	35.13	41.74	UK
Bangkok Inter Teletech Company (BITCO)	42.28	49.00	Thailand
TA Orange Company Ltd	42.20	48.91	Thailand

Wanadoo Segment
Company	Interest	Control	Country
Fully Consolidated Companies
Wanadoo SA	73.68	73.68	France
Wanadoo Belgique	73.68	100.00	Belgium
Wanadoo International	73.68	100.00	Belgium
Activos Mass Market	73.68	100.00	Spain
Indice Multimedia	72.99	99.06	Spain
Wanadoo España	73.68	100.00	Spain
FIT Production	73.68	100.00	France
Kompass France	73.68	100.00	France
Marcopoly	73.68	100.00	France
Nordnet	73.68	100.00	France
Pages Jaunes	73.68	100.00	France
Wanadoo Data	73.68	100.00	France
Wanadoo Interactive Câble	73.68	100.00	France
Wanadoo Edition	62.70	85.10	France
Wanadoo E-Merchant	73.68	100.00	France
Wanadoo Interactive	73.68	100.00	France
Wanadoo Portails	73.68	100.00	France
Maroc Connect	66.31	90.00	Morocco
Euronet Internet	73.68	100.00	Netherlands
Freeserve holding plc	73.68	100.00	UK
Babyworld.com Ltd	73.68	100.00	UK
Freeserve.com	73.68	100.00	UK
Freeserve Auctions Ltd	64.73	87.85	UK
Intracus Ltd	73.68	100.00	UK
Freeserve Investment Ltd	73.68	100.00	UK
F3B Property Company	73.68	100.00	UK

Equity Accounted Companies
Eurodirectory	36.84	50.00	France

Fixed line, voice and data services in France segment

Company	Interest	Control	Country
Fully Consolidated Companies
Almerys	60.00	60.00	France
ATP Egora	100.00	100.00	France
Cit Com	99.97	99.97	France
Cogecom	100.00	100.00	France
Cognac Jay Image	100.00	100.00	France
CV2F	100.00	100.00	France
CVF	86.00	86.00	France
Etrali SA	100.00	100.00	France
Expertel Consulting	100.00	100.00	France
Expertel FM	100.00	100.00	France
France 102 Studio	100.00	100.00	France
France Telecom EGT	100.00	100.00	France
FT Câble	100.00	100.00	France
FT Câble Angers	100.00	100.00	France
FT Câble Atlantique	100.00	100.00	France
FT Câble Avignon	100.00	100.00	France
FT Câble Bassin Parisien	100.00	100.00	France
FT Câble Bordeaux	100.00	100.00	France
FT Câble Côte d’Opale	100.00	100.00	France
FT Câble Drôme	100.00	100.00	France
FT Câble Lille	100.00	100.00	France
FT Câble Lorraine	100.00	100.00	France
FT Câble Marseille	100.00	100.00	France
FT Câble Montpellier	100.00	100.00	France
FT Câble Région	100.00	100.00	France
FT Câble Rennes	100.00	100.00	France
FT Câble Rouen	99.99	99.99	France
FT Câble SIRCA	100.00	100.00	France
FT Câble Tours	99.69	99.69	France
FT e-business	100.00	100.00	France
FT Immo	100.00	100.00	France
FT Immo Gestion	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Immo Investissement	100.00	100.00	France
FT Multimédia 2	100.00	100.00	France
FT Technologie Investissement	100.00	100.00	France
FT Terminaux	100.00	100.00	France
FT Transmissions Audiovisuelles	100.00	100.00	France
GIE Innovacom	92.49	100.00	France
Globecast France	100.00	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Immobilière ISIS	100.00	100.00	France
Innovacom SA	100.00	100.00	France
Intelmatique	100.00	100.00	France
Internet Telecom	100.00	100.00	France
MCR	82.33	82.33	Monaco
Montenay Video	100.00	100.00	France
NEDFI	51.61	51.61	France
Rapp 26	100.00	100.00	France
Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Resocom Services	100.00	100.00	France
Setib	99.99	99.99	France
SFET	100.00	100.00	France
Sofratev	100.00	100.00	France
TDF Câble Cenod	100.00	100.00	France
TDF Câble Est	100.00	100.00	France
TDF Vidéo Service	100.00	100.00	France
TéléDiffusion de France (TDF)	100.00	100.00	France
Telinvest and its subsidiaries	100.00	100.00	France

Company	Interest	Control	Country
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
Visual TV	100.00	100.00	France
Voltaire Image	100.00	100.00	France
W-HA	100.00	100.00	France
Wanadoo Services Pro	100.00	100.00	France

Equity Accounted Companies
CNTP	34.00	34.00	France

Fixed line, voice and data services outside France segment
Company	Interest	Control	Country

Fully Consolidated Companies
Etrali Allemagne	100.00	100.00	Germany
FT Deutschland GmbH	100.00	100.00	Germany
FTMSC Gmbh	100.00	100.00	Germany
Financiera S.A.	100.00	100.00	Argentina
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium
Mobinvest	77.66	90.00	Belgium
FT Network Services Canada	100.00	100.00	Canada
CI-Telcom	45.90	51.00	Ivory Coast
Atlas Services Denmark	100.00	100.00	Denmark
Menatel	47.00	47.00	Egypt
Catalana	75.00	75.00	Spain
Etrali Espagne	100.00	100.00	Spain
Madrid Films	100.00	100.00	Spain
Medialatina	100.00	100.00	Spain
Uni2	100.00	100.00	Spain
NRM	100.00	100.00	Spain
Estel	51.00	51.00	US
Etrali North America	100.00	100.00	US
FCR America	100.00	100.00	US
FTLD USA	100.00	100.00	US
FT Participations US	100.00	100.00	US
FTP Holding Inc	100.00	100.00	US
Globecast N.A	100.00	100.00	US
Atrium 3	100.00	100.00	France
E2CS	100.00	100.00	France
Etrali International	100.00	100.00	France
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d’Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FTFI	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FTMSC SA	100.00	100.00	France
FT Publiphonie International	100.00	100.00	France
FT Services	100.00	100.00	France
Silex	100.00	100.00	France
Rapp 10	100.00	100.00	France
Rapp 24	100.00	100.00	France
Sofrecom	100.00	100.00	France
Stellat	70.00	70.00	France
TDF International	100.00	100.00	France
Etrali HK	100.00	100.00	Hong Kong
FT Network Service Hong Kong	100.00	100.00	Hong Kong
Rincom	100.00	100.00	Mauritius
Etrali Suisse	100.00	100.00	Switzerland
FT Network Services Switzerland	100.00	100.00	Switzerland
Global One Swiss Sales	100.00	100.00	Switzerland
FCR Vietnam PTE Ltd	74.00	74.00	Vietnam
Chamarel Marine Services	100.00	100.00	Mauritius
Global One Communication Operations	100.00	100.00	Ireland

Company	Interest	Control	Country
Global One Communication	100.00	100.00	Ireland
World Operations
Etrali SRL	100.00	100.00	Italy
Etrali KK	100.00	100.00	Japan
FTLD Japan	100.00	100.00	Japan
JIT CO	88.00	88.00	Jordan
FTM Liban	67.00	67.00	Lebanon
Régie T Mexico	75.00	75.00	Mexico
Voxtel	53.28	53.64	Moldavia
FT Network Services Norway	100.00	100.00	Norway
Casema	86.00	100.00	Netherlands
DFI	100.00	100.00	Netherlands
Dutchtone Group BV	86.00	86.00	Netherlands
FT Services Nederland	100.00	100.00	Netherlands
Global One Communications Services	100.00	100.00	Netherlands
Glocall	100.00	100.00	Netherlands
Equant NV (and its subsidiaries)(1)	54.17	54.17	Netherlands
Newsforce and its subsidiaries	100.00	100.00	Netherlands
TFN	100.00	100.00	Netherlands
Incenti	17.30	47.50	Poland
ORE	33.93	47.50	Poland
PSN	100.00	100.00	Poland
PTK Centertel	56.39	81.50	Poland
TOUT	100.00	100.00	Poland
TP Internet Group	33.93	47.50	Poland
TP Invest Group	33.93	47.50	Poland
TPSA	33.93	47.50	Poland
FT Network Services UK	100.00	100.00	UK
FTMAN UK	100.00	100.00	UK
Etrali UK	100.00	100.00	UK
FT Participations UK	100.00	100.00	UK
Globecast N.E	100.00	100.00	UK
CTE	26.01	51.00	Salvador
CTE Telecom Personal	26.01	100.00	Salvador
Publicom	22.99	51.00	Salvador
Publitel	26.01	100.00	Salvador
Télécom ODA	45.08	100.00	Salvador
Sonatel	42.33	42.33	Senegal
Sonatel Mobiles	42.33	100.00	Senegal
Etrali Singapore PTE	100.00	100.00	Singapore
FT Network Services Singapour	100.00	100.00	Singapore
FT Network Services Sweden	100.00	100.00	Sweden

(1)	Including Radianz, equity accounted at 49% (Note 3)

Company	Interest	Control	Country
Proportionally Consolidated Companies
DT-FT Italian Holding GmbH	50.00	50.00	Germany
ECMS	36.36	71.25	Egypt
MMEA	36.33	71.25	Egypt
MobiNil	71.25	71.25	Egypt
Globecast España S.L.	50.72	50.72	Spain
EBTC	49.00	49.00	Estonia
Digita	49.00	49.00	Finland
Cell Plus	40.00	40.00	Mauritius
Telecom Mauritius	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
Mobilecom	35.20	40.00	Jordan
JTC	35.20	40.00	Jordan

Equity Accounted Companies
Nortel Inversora	25.52	50.00	Argentina
Publicom	13.97	50.00	Argentina
Telecom Argentina	13.97	50.00	Argentina
Telecom Personal	13.97	50.00	Argentina
Intelig	25.00	25.00	Brazil
Axion	40.00	40.00	Spain
Eutelsat	23.96	23.96	France
FCR Papeete	34.00	34.00	France
Pramindo Ikat	40.00	40.00	Indonesia
Nucleo	9.43	50.00	Paraguay
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

32.    SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present supplemental disclosures required under US GAAP and SEC regulations applicable to France Telecom.

Convenience translation

The financial information expressed in US dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying rate in New York on June 28, 2002, which was € 1.015 for each US dollar. No representation is made that the Euro amounts could have been, or could be, converted to US dollars at that rate on June 28, 2002 or at any other rate.

EBITDA computation

EBITDA is computed as the sum of operating income before special items and depreciation and amortization. EBITDA is not allowed on the face of the income statement under US GAAP and is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other statement of income or cash flow statement data prepared in accordance with US GAAP, or a measure of profitability or liquidity. EBITDA may not be indicative of the historical operating results of France Telecom; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in these financial statements of France Telecom may not be comparable to similarly entitled measures of other companies.

32 A.    SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY
             ACCEPTED IN THE UNITED STATES AND FRANCE

The Consolidated Financial Statements of France Telecom have been prepared in accordance with French accounting principles that differ in certain respects from generally accepted accounting principles in the United States. The most significant differences are generated by consolidation rules, the measurement of fair value, transfers of financial assets, and timing differences in the recognition of certain gains and losses. The principal differences between French GAAP and US GAAP as they relate to France Telecom are discussed in further detail below.

Business combinations

The following details differences between French and US GAAP in relation to business combinations.

The accounting for goodwill differs from French to US GAAP for various reasons which include but are not limited to the following: (i) a different measurement date used in valuing the securities issued in purchase transactions: typically under US GAAP the date of the signed agreement and under French GAAP the date of the closing, (ii) the recognition in purchase accounting under US GAAP of deferred tax in connection with certain intangible assets such as brand names, trademarks or customers lists, which increases the amount of goodwill under US GAAP, (iii) the inclusion of certain put and call arrangements considered as contingent consideration under French GAAP and recorded as an equity transaction under US GAAP, and (iv) the subsequent measurement of goodwill impairment.

Accounting for goodwill—non amortization and impairment (A)

SFAS 141 “Business Combinations” requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001. France Telecom has not made any significant business combinations (as defined under US GAAP) after June 30, 2001.

Effective January 1, 2002, France Telecom adopted SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Amortization periods for intangible assets with finite lives are no longer limited to 40 years. Our tradenames are considered as indefinite-lived assets, as defined in SFAS 142, and therefore are not subject to amortization beginning in January 2002. Additionally, changes in the useful lives of intangible assets with finite lives as well as reclassifications from or to goodwill, combined with the effect of stopping amortization of goodwill as of the date of adoption, have resulted in an approximate impact on operations of € 1.6 billion (€ 1,466 million relating to goodwill, and € 151 million relating to other intangibles) before tax, and before impairment of goodwill, for the six months ended June 30, 2002.

SFAS 142 requires that goodwill and intangible assets of consolidated entities with indefinite useful lives be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step screens for potential impairment, while the second step measures the amount of impairment, if any, by comparing the fair value of the reporting units to their carrying values. In preparation for the adoption of Statement 142, France Telecom had performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on those tests, no significant impairment was recorded at January 1, 2002 as a cumulative effect of change in accounting principle.

France Telecom identified the following reporting units, which contain the most significant portions of the outstanding balance of goodwill (€ 35.3 billion and € 12.6 billion at December 31, 2001 and June 30, 2002, respectively): Orange, Equant, Wanadoo-Internet, and Wanadoo-Directories.

As required under SFAS 142, France Telecom estimates fair value for Orange and Equant using the quoted market prices adjusted for an appropriate “control premium”. For Wanadoo-Internet and Wanadoo-Directories, the fair value is based on market comparables. Due to the decreasing trends in the reporting units’ stock prices subsequent to year-end, France Telecom performed interim goodwill impairment tests on the Orange and Equant reporting units as of June 30, 2002. France Telecom recognized significant goodwill impairment charges totaling € 20,793 million or €(18.69) loss per basic and diluted share, in connection with SFAS 142 due to the considerable decrease in the reporting units’ market values. The impairment charges recorded as of June 30, 2002 under SFAS 142, have had a material impact on results of operations and on shareholders’ deficit, and has contributed to the significantly larger shareholders’ deficit under US GAAP. The application of this new accounting principle, subsequent to its first application on January 1, 2002, has resulted in major differences between net income and shareholders’ deficit presented under US GAAP and those presented under French GAAP, according to which France Telecom’s individual and consolidated accounts are prepared as required by French law.

The carrying values of goodwill under US GAAP for the reporting units noted above are as follows:

	Orange	Equant	Wanadoo-Internet	Wanadoo-Directories	Other	Total
(€ in billions )
Balance as of January 1, 2002	29.5	1.2	2.7	0.6	1.3	35.3
Goodwill acquired during year	—	—	—	—	—	—
Impairment losses	(19.7)	(1.1)	—	—	—	(20.8)
Currency translation effect on goodwill	(1.6)	(0.1)	(0.1)	—	(0.1)	(1.9)

Balance as of June 30, 2002	8.2	—	2.6	0.6	1.2	12.6

The above goodwill amounts relating to non-euro operations reflect the translation to the Euro. There will be no further requirement to perform the annual goodwill impairment test for the Equant reporting unit given that all its goodwill has been written-off.

Amortization of intangible assets (B)

Under French GAAP, certain acquired intangible assets such as brand names, trademarks and customer relationships (represented as “market share”) are not amortized.

As mentioned above, under US GAAP, brand names and trademarks with indefinite lives are no longer amortized, beginning on January 1, 2002. The major intangible assets held and amortized are customer relationships (average life of 5 years) and licenses. Licenses currently in use are amortized over an average life of 15 years, whereas licenses in preparation for use (representing approximately 87% of all licenses), are not currently amortized.

The following table presents the impact of SFAS 142 on net loss and on loss per share had the standard been in effect for the six months ended June 30, 2001 and for the year ended December 31, 2001.

	Year ended December 31,	Six months ended June 30,
	2001(1)	2001	2002
	€	€	€
	(In millions, except per share data)
Reported net loss as adjusted for US GAAP	(19,278)	(2,377)	(30,857)
Add back amortization, net of tax:
Goodwill (net of minority interest)	2,831	995	—
Equity method excess basis	2,394	177	—
Trademarks	178	101	—
Workforce	24	11	—

Net loss as adjusted for US GAAP, after amortization add-back	(13,851)	(1,093)	(30,857)
Basic and diluted loss per share:
Reported net loss, adjusted for US GAAP	(16.96)	(2.10)	(27.74)
Goodwill (net of minority interest)	2.49	0.88	—
Equity method excess basis	2.11	0.16	—
Trademarks	0.16	0.09	—
Workforce	0.02	0.01	—

Net loss, as adjusted for US GAAP, after amortization add-back	(12.18)	(0.96)	(27.74)

(1)	In the column above, Equant’s goodwill impairment recorded in 2001 in accordance with SFAS 121 is not added back.

Step acquisition (C)

Under French GAAP, an additional interest in an equity method investment triggers a revaluation of the historical investment prior to the acquisition of this additional interest on the basis of the fair value of the net assets of the equity investee at the time the additional interest is acquired. This revaluation is recorded through equity.

Under US GAAP, the interest’s historical carrying value prior to the acquisition of the additional interest remains unchanged.

Adjustment on Orange plc acquisition cost (D)

Under French GAAP, the settlement of the put and call arrangement with Vodaphone on February 28, 2001, has been reflected as contingent consideration and the purchase price of Orange plc has been reduced accordingly.

Under US GAAP, the settlement of the put and call arrangement is considered as an equity transaction and accordingly, there is no adjustment to the purchase price of Orange plc.

Orange IPO loss (E)

As required under French GAAP, France Telecom recorded in the second half of 2000 an allowance for the loss which was to be incurred in February 2001 as a result of the initial public offering of Orange.

Under US GAAP, the loss incurred as a result of Orange IPO has been reflected in the first half of 2001 when the shares of Orange were disposed of to investors. The loss differs from that recognized under French GAAP due to the higher carrying value of the investment in Orange plc under US GAAP (principally due to the Orange plc acquisition cost difference noted above).

Orange RSP cost (F)

Under French GAAP in the second half of 2000, France Telecom provided for the financing of the Orange SA shares which France Telecom committed to have released under a Restricted Share Plan (“RSP”) to key employees of Orange plc who are still serving Orange on the first, second and third anniversary of Orange plc’s acquisition.

Under US GAAP, compensation expense under the Restricted Share Plan is recognized over the vesting period.

Purchase of additional Orange shares held by E.ON

Under French GAAP, upon settlement of the E.ON put option on shares of Orange SA in June 2002, France Telecom recorded the additional investment in Orange at the amount of consideration paid.

Under US GAAP, the additional investment in Orange SA was recorded at market value upon settlement of the E.ON put option. The put option had been accounted for at fair value under SFAS 133 (see Note K).

Sale of a partial interest in Global One (G)

Under French GAAP, France Telecom provided in the second half of 2000 for an estimated loss on the contemplated sale of a minority interest in Global One, a subsidiary of France Telecom, in connection with the planned acquisition of Equant. This provision was subsequently reversed upon the consummation of the transaction on June 29, 2001.

Under US GAAP, the result on the transaction was recognized on June 29, 2001 at the time the contribution of Global One to Equant as part of the acquisition of Equant was consummated.

Acquisition of Freeserve (H)

Under French GAAP, the value of the Wanadoo shares issued to Freeserve’s shareholders was derived from the weighted average price of Wanadoo shares during the exchange period, which occurred in February 2001.

Under US GAAP, the first date on which the number of Freeserve shares becomes fixed without subsequent revision is the measurement date. Since the ratio of exchange was fixed at the date the agreement was signed (December 6, 2000), a period of several days before and after such agreement was signed was used to measure the value of the Freeserve shares. Consequently under US GAAP, the resulting cost of acquisition, goodwill, and gain from the sale of the newly issued Wanadoo shares were higher as compared to French GAAP.

Equant – CVR and long-lived assets (I)

For the determination of the purchase price, no value is ascribed to the Contingent Value Right (“CVR”) under French GAAP until the CVR is eventually paid. However, as described in Note 3 to the December 31, 2001 consolidated financial statements, given movements in CVR market values in 2001 and early 2002, France Telecom considered that the probable payment of the CVR would not be recoverable based on the value in use of the Equant investment as derived from its business plan and consequently recorded a provision of € 2,077 million at December 31, 2001, representing the maximum payment to be made by France Telecom at maturity.

Under US GAAP, the value ascribed to the CVR is part of the purchase consideration and was determined at the date the agreement was signed (November 19, 2000) using an option-pricing model. Any subsequent changes to the value of the CVR are reflected in earnings. France Telecom reversed the provision noted above under French GAAP since the CVR’s changes in value since November 19, 2000 have been reflected in earnings.

Under French GAAP, France Telecom reviewed the recoverability of long-lived assets of Equant in accordance with the method described in Note 2 to these consolidated financial statements. This review did not cause an impairment on tangible and intangible assets to be recorded under French GAAP. As of December 31, 2001, considering the difference between the net book value of Equant long-lived assets which was materially higher under US GAAP than under French GAAP, mainly due to the amount attributable to the CVRs and the higher value for the France Telecom shares contributed to SITA, an impairment review of Equant long-lived assets had been carried out in accordance with US GAAP. This review resulted in an impairment write-down based on Equant’s market value at December 31, 2001 with a related charge amounting to € 7,940 million.

Investment in NTL (J)

As of June 30, 2001, the French GAAP consolidated financial statements reflected an impairment charge relating to the decrease in value of the NTL investment. At December 31, 2001, France Telecom’s investment in NTL ordinary shares had been written down to zero along with a partial write down of the preferred shares. As discussed in Note 8 to these consolidated financial statements, as of June 30, 2002 an additional provision of € 1,663 million was recorded to reduce the remaining carrying values of the NTL preferred shares and convertible notes to zero.

Under US GAAP, France Telecom’s investment in NTL’s common shares is carried under the equity method. As of June 30, 2001, an additional charge of € 462 million (before tax) relating to the NTL investment was recorded. Given the amount of NTL’s accumulated net losses as of December 31, 2001, all NTL common shares and preferred shares held by France Telecom and by financial institutions (which were parties to put and call options with France Telecom) had been fully provided for in 2001, in order of seniority by the excess equity losses incurred. As a result, no additional losses were required to be recorded in 2002 under US GAAP relating to the NTL Investment. Therefore, the provision recorded in the first half of 2002 under French GAAP of € 1,663 million, as noted above, was reversed for US GAAP purposes.

Financial instruments

Derivative Instruments and Hedging Activities (K)

All derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in the income statements when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The adoption of SFAS 133 on January 1, 2001, resulted in a cumulative reduction to income before tax of € 46 million (resulting in an increase to income of € 23 million after tax) and a cumulative reduction of OCI before tax of € 164 million (€ 160 million after tax). The reduction of earnings before tax was mostly attributable to derivatives embedded in certain debt instruments and to losses related to derivative instruments not designated as hedging instruments. The reduction of OCI was mostly attributable to cash flow hedges of forecasted issuance of fixed rate debt and to swap contracts used to hedge variable-rate borrowings.

Since a € 70 million unrealized loss related to available-for-sale securities hedges was recorded in OCI prior to SFAS 133 adoption, total accumulated OCI comprises of accumulated losses before tax in the amount of € 234 million as of January 1, 2001.

In the six-month periods ended June 30, 2001, excluding the transition adjustment noted above, and June 30, 2002, France Telecom recorded losses before tax of € 618 million and € 61 million, respectively, pursuant to the provisions of SFAS 133, comprising:

As of June 30, 2001:

•
€ 554 million loss mostly relating to exchange losses incurred in connection with debt instruments denominated in foreign currencies. These instruments, designated under French GAAP as foreign currency hedges of certain investments held by the France Telecom group, do not qualify as hedges under the provisions of SFAS 133.

•
€ 64 million loss which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of the ineffectiveness of certain derivative instruments designated as hedges under SFAS 133.

As of June 30, 2002:

•
€ 60 million profit mostly relating to exchange gains incurred in connection with debt instruments denominated in foreign currencies. These instruments, designated under French GAAP as foreign currency hedges of certain investments held by the France Telecom group, do not qualify as hedges under the provisions of SFAS 133.

•
€ 276 million gain which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of the ineffectiveness of certain derivative instruments designated as hedges under SFAS 133.

•	€ 397 million loss from settlement of the put & call options held by E.ON on Orange shares (102.7 million shares).

In the six month periods ended June 30, 2001, excluding the transition adjustment noted above, and June 30, 2002, France Telecom recorded an increase in OCI of € 66 million (€ 43 million after tax), and a decrease in OCI of € 25 million (€ 20 million after tax), respectively, comprising of changes in fair values of instruments designated as cash flow hedges and the impact of reallocation of certain foreign currency hedges. For the year ended December 31, 2001, excluding the transition adjustment noted above, France Telecom recorded an increase in OCI of € 105 million before tax (€ 69 million after tax), comprising of changes in fair values of instruments designated as cash flow hedges and the impact of reallocation of certain foreign currency hedges.

As of December 31, 2001 and June 30, 2002, total accumulated OCI comprising of accumulated losses before tax relating to derivative instruments on hedging activities amounted to € 129 million and € 154 million, respectively (€ 82 million and € 102 million accumulated losses after tax). France Telecom estimates that € 38 million of net derivative losses included in OCI as of June 30, 2002 will be reclassified into earnings within the next twelve months.

Valuation of marketable securities and investment securities (L)

In accordance with French GAAP, France Telecom’s policy is to value marketable securities, on a portfolio basis, at the lower of aggregated cost and market value. Investment securities are stated at cost and an allowance is recorded when recoverable value, based upon management’s analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the value in use of the investment increases. Unrealized gains on marketable securities and investment securities are not recognized.

Under US GAAP (SFAS 115), marketable securities and investment securities are divided into three categories: trading (used as part of a company’s cash management activities), held-to-maturity (company has positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). For the third category, to which substantially all France Telecom’s investment and marketable securities belong, unrealized gains and unrealized losses, measured by comparison with the market value, that are temporary are recorded as a separate component of shareholders’ equity. Unrealized losses that are other than temporary are charged to income and any write-down is considered permanent. The remainder of France Telecom’s marketable securities belong to the first category, trading securities, which are recorded at market value, and adjustments to market value are recorded in earnings. Valuations for publicly traded marketable securities and investment securities must be conducted by comparison with the market value as of the reporting period end. France Telecom has no held-to-maturity securities.

Transfers of financial assets

Sale of carry back (M)

Under French GAAP, France Telecom sold its 2000 and 2001 anticipated carry back receivables to a bank. This transaction was recognized as a transfer of financial asset.

Under US GAAP, such transaction does not meet all the requirements for a transfer of financial asset and was accounted for as a secured borrowing.

Defeasance of finance leases

Under French GAAP, deposits and lease obligations recognized under the defeased leases entered into by Orange in 1995, 1996 and 1999 have been netted.

Under US GAAP, such deposits and lease obligations are shown gross in the balance sheet.

CCIC

Under French GAAP, the 17.7 million CCIC shares sold to a financial institution are no longer reflected in the consolidated financial statements of France Telecom.

Under US GAAP, such transfer does not qualify for recognition as a sale of a financial asset and is reflected as a secured borrowing.

Sale of future receivables from the French State

Under French GAAP, the compensation that France Telecom is entitled to receive as consideration for supplying services to the French State has been sold to a bank and an accrued liability reflecting future services has been recognized.

Under US GAAP, this transaction qualifies as a sale of future revenues and accordingly is accounted for as a secured borrowing.

Sale and leaseback of real estate (N)

Under French GAAP, as described in Note 6 to these consolidated financial statements, sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) have been reflected as disposals with a related net gain recorded as of December 31, 2001.

Under US GAAP, this transaction was not consummated in 2001 and consequently, no gain had been recognized as of December 31, 2001. During the first half of 2002, upon the legal transfer of property, those assets qualifying for sale-leaseback accounting under US GAAP (mainly office buildings) have been recorded as sales with the resulting gains deferred and amortized over the remaining operating lease terms. The transactions not qualifying for sale-leaseback accounting were recorded as financings.

Capitalization of interests — mobile telecommunication licenses (O)

Under French GAAP, interest costs incurred in connection with mobile telecommunication licenses such as UMTS licenses are expensed as incurred by France Telecom.

Under US GAAP, these interest costs are capitalized along with the interest costs related to other capital expenditures incurred in order for telecommunications networks to be ready for their intended use.

Adjustments relating to the 1996 quasi-reorganization and change of status (P)

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded at values determined in accordance with the Opening Balance Sheet jointly approved by the Telecommunications Ministry and the Ministry of the Economy and Finance rather than at historical cost, which is required by US GAAP. France Telecom has not been able to quantify the effect of the difference in this accounting treatment since, prior to France Telecom becoming a public sector operator effective January 1, 1991, sufficiently detailed historical-cost asset records were not maintained.

The enactment of the FT Law and the LRT which, amongst other developments in 1996, changed France Telecom’s corporate status, liberalized the telecommunications industry and changed the legal status of assets previously classified as within the public domain, together with rapidly changing technology and a widespread decline in French real estate market values, led France Telecom to review the carrying values of its long-lived assets and resulted in the recognition of certain impairment losses. Under French GAAP, the estimation of undiscounted cash flows, compared with asset carrying values in order to ascertain the need for write-down, was made based upon asset groupings used by France Telecom to manage its operations.

Under US GAAP, effective December 31, 1996, France Telecom effected a quasi-reorganization for financial reporting purposes, which resulted in the write-down of certain property, plant and equipment, as well as, identifiable intangible assets, and the increase in the book value of debt instruments to fair value. In addition, France Telecom recorded provisions for the early retirement plan, and for post-retirement benefits. Those adjustments were recorded directly against additional paid-in capital, and continue to be reflected as a reconciling item on the French to US statement of shareholders’ equity.

Income taxes

Income tax on intercompany profit (Q)

As required under French GAAP, income taxes paid as a result of Orange’s IPO in February 2001 in connection with the internal contribution of certain France Telecom’s entities to Orange, a subsidiary of France Telecom, were not eliminated.

Under U.S. GAAP, income taxes on these intercompany profits have been deferred in accordance with the exception provided under ARB 51.

Deferred taxes (R)

For French GAAP purposes, deferred tax assets related to the France Telecom SA tax group in France have been recognized considering expected future taxable income over the next eight years. Additionally, consistent with French GAAP, France Telecom measured deferred tax balances on a present value basis.

Under US GAAP, measurement of deferred tax on a present value basis is not allowed and the related allowance has been reversed accordingly. Further, considering their specific timing of reversal and in compliance with US practice, certain deferred tax assets were provided for.

Consolidation methods

The principles covering the scope of consolidation under French GAAP are set forth in Note 2 to the consolidated financial statements. Under this policy, companies in which France Telecom and other shareholders have agreed to exercise joint control over significant financial operating policies are accounted for using the proportionate consolidation method.

For US GAAP purposes, majority-owned companies, based on voting rights directly or indirectly held, or companies that are controlled, based on voting or other rights directly or indirectly held, are fully consolidated, and less than majority-owned companies over which France Telecom is deemed to exercise significant influence (generally 20% or more owned), including those companies accounted for using the proportionate consolidation method under French GAAP, are included in the consolidated financial statements using the equity method.

This difference in accounting policy has no effect on either net income or shareholders’ equity.

TP Group

Under French GAAP, and as noted in Note 3 to these consolidated financial statements, the TP Group (TP S.A. and its subsidiaries, or TPSA) was fully consolidated in the France Telecom financial statements beginning on April 1, 2002.

Under US GAAP, France Telecom’s investment in TPSA (representing approximately 33.93% of TPSA’s voting common stock) is accounted for as an equity investment under APB 18. France Telecom also holds a 34% investment directly in PTK, an entity held at 66% by TPSA and consolidated by TPSA. PTK generated losses during the six month period ended June 30, 2002.

The approximate effects on the reported France Telecom consolidated balance sheet, statement of income, and cash flows from consolidating TPSA are presented below.

2002
(€ millions)
Balance sheet data (as of June 30)
Current assets	1,283
Long-term assets	8,603
Current liabilities	1,464
Long-term liabilities	3,988

Net assets	4,434

France Telecom’s share of net assets (excluding equity method excess basis)	1,616

Statement of income data (from April 1 to June 30)
Sales	1,191
Operating income	241
Financial charges	(40)
Net loss before minority interest	(9)

France Telecom’s share of net loss (excluding equity method excess basis)	(22)

Statement of cash flows data (from April 1 to June 30)
Cash flows provided by operating activities	88
Cash flows provided by investing activities	17
Cash flows provided by (used in) financing activities	11

Put arrangements with Kulczyk Holding (S)

As noted in Note 28.2 to these consolidated financial statements, France Telecom entered into several arrangements with Kulczyk Holding (Kulczyk) and its banks, which involved the issuance of put and call options among the parties on TPSA shares held by Kulczyk.

Under US GAAP, a € 300 million contingent loss provision was recorded representing the difference between the commitments relating to the put options and the recoverable value of the shares of TPSA to be received, as estimated by management. Under French GAAP, a similar contingent loss provision of € 300 million was recorded, and is included as part of goodwill amortization. Such amortization has been reversed under US GAAP.

Telecom Argentina

Telecom Argentina was the most significant investment accounted for under the proportionate method. As discussed in Note 7 to these consolidated financial statements, beginning on December 21, 2001 Telecom Argentina was accounted for under the equity method. The approximate effects from using the proportionate method on the reported consolidated income and cash flows statements as of June 30, 2001 are presented below.

2001
(€ millions)
Statement of income data (for the six months ended June 30)
Sales	896
Operating income	76
Financial charges	(63)
Net loss before minority interest (excluding equity method excess basis)	(4)

France Telecom’s share of net income loss (excluding equity method excess basis)	(1)

Statement of cash flows data (for the six months ended June 30)
Cash flows used in operating activities	(12)
Cash flows used in investing activities	(28)
Cash flows provided by financing activities	60

The approximate effects on the consolidated financial statements from applying the proportionate consolidation method of accounting to other investments that would be accounted for under the equity method under US GAAP, have resulted in an impact on the French GAAP consolidated assets of € 2,146 million (or 1.80%), operating income of € 100 million (or 3.14%), and on operating cashflows of € 152 million (or 3.16%).

Temporary equity (T)

France Telecom shares held by Mannesmann-Vodafone were subject to put and call options, which were later replaced with repurchase agreements (see Note D). In addition, Deutsche Telekom held a put option on France Telecom shares requiring France Telecom to purchase its own shares.

Under French GAAP, France Telecom shares issued are reflected in shareholders’ equity, and the off balance sheet engagements disclosed in the footnotes. Under US GAAP, the amount at which the remaining shares are to be repurchased by France Telecom is presented separately from shareholders’ equity as temporary equity.

As of June 30, 2002 there were no amounts classified as temporary equity, given that all agreements had been settled.

Earnings per share (U)

Under French GAAP, when computing earnings per share (EPS), stock dividends are treated on a pro-rata basis similarly to capital increases.

Under US GAAP, the stock dividend issued in June 2002 is fully included in the computation of basic and diluted loss per share. In addition, the basic and diluted loss per share for the prior periods presented have to be adjusted to reflect the effect of the stock dividend. Accordingly, basic and diluted loss per share were computed by dividing the net loss by the weighted-average number of France Telecom common shares outstanding during the period, including the stock dividend.

Reconciliation of net income and comprehensive income to US GAAP

Under US GAAP, SFAS 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components. SFAS 130 requires unrealized gains or losses on France Telecom’s available-for-sale securities, foreign currency translation adjustments and unrealized gains and losses on cash-flow hedges, which prior to adoption were reported separately in shareholders’ equity to be included in other comprehensive income.

Comprehensive income is reported by France Telecom in the reconciliation table of net income to US GAAP and in the components of shareholders’ equity for US GAAP purposes.

The following is a reconciliation of net income (loss) as reported in the consolidated statements of income to net income (loss) and comprehensive income as adjusted for the approximate effects of the application of US GAAP for the six months ended June 30, 2001 and 2002:

		Six months ended June 30,
		2001	2002	2002
	Notes	€	€	$
		(In millions, except per share data)
Net income (loss) as reported in the consolidated statement of income		1,951	(12,176)	(11,996)
Adjustments to conform to US GAAP
Impairment of goodwill	A	—	(20,793)	(20,486)
Amortization of goodwill	A	(138)	1,419	1,398
Amortization of intangible assets	B	(288)	(299)	(295)
Orange IPO loss	E	(2,430)	—	—
Orange RSP cost	F	(18)	(18)	(18)
Sale of a partial interest in Global One	G	(638)	—	—
Acquisition of Freeserve	H	265	—	—
Equant – CVR and long-lived assets	I	(206)	(73)	(72)
Investment in NTL	J	(462)	1,663	1,638
Derivative instruments and hedging activities	K	(664)	(61)	(60)
Valuation of marketable securities and investment securities	L	(2,434)	(42)	(41)
Sale of carry back	M	—	(37)	(36)
Sale and leaseback of real estate	N	—	(25)	(24)
Capitalization of interests — mobile telecommunication licenses	O	215	153	151
Adjustments relating to the 1996 quasi reorganization and change of status	P	66	362	357
Put arrangements with Kulczyk Holding	S	—	(300)	(296)
Other		(63)	—	—
Income tax on intercompany profit	Q	432	—	—
Deferred taxes (including effect on the above adjustments)	R	2,035	(630)	(621)

Net loss as adjusted for US GAAP		(2,377)	(30,857)	(30,401)

Loss per share as adjusted for US GAAP
— Basic	U	(2.10)	(27.74)	(27.33)
— Fully diluted	U	(2.10)	(27.74)	(27.33)

Net income (loss) as adjusted for US GAAP		(2,377)	(30,857)	(30,401)
Other Comprehensive Income
Unrealized gains or losses on securities (net of related taxes)		(79)	(1,019)	(1,004)
Reclassification adjustment for gains realized in income		(210)	—	—
Unrealized losses on derivative instruments and hedging activities		(116)	(32)	(32)
Foreign currency translation adjustment		2,687	(3,834)	(3,779)

Comprehensive loss		(95)	(35,742)	(35,216)

Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered as operating expenses under US GAAP. The reclassification of these expenses which include employee profit sharing, other non-operating costs and the amortization and impairment of goodwill, would have reduced operating income under US GAAP. In addition, certain US GAAP adjustments such as impairment of goodwill and amortization of other intangible assets would have impacted operating income under US GAAP.

Reclassifications and adjustments to conform operating income to US GAAP are summarized as follows:

	Six months ended June 30,
	2001	2002	2002
	€	€	$
	(In millions)
Operating income as reported in the consolidated statement of income	2,714	3,182	3,135

Reclassifications and adjustments to conform to US GAAP
Goodwill Impairment	—	(20,793)	(20,486)
Goodwill amortization — amortization of intangible assets	(1,855)	(297)	(293)
Employee profit sharing	(71)	(51)	(50)
Other US GAAP reclassifications and adjustments	(344)	(313)	(308)

Operating income (loss) under US GAAP	444	(18,272)	(18,002)

Major assets and liabilities under US GAAP

Following the quasi-reorganization in 1996, the equity accounting of TP Group, and other US GAAP adjustments described above, the major assets and liabilities captions which differ under US GAAP from those reported in the consolidated balance sheet at December 31, 2001 and June 30, 2002 are as follows:

	December 31, 2001		June 30, 2002
	As reported	US GAAP	As reported	US GAAP	US GAAP
	€	€	€	€	$
	(in millions)
Assets
Goodwill, net	34,963	35,264	34,041	12,612	12,426
Other intangible assets	18,189	17,472	19,279	16,204	15,965
Property, plant and equipment	31,728	32,977	37,128	31,410	30,946
Investment securities	3,240	3,283	1,720	1,882	1,854
Net deferred tax assets (current and long term)	5,767	2,873	3,862	150	148
Liabilities
Bank overdrafts and other short term borrowings	11,365	11,873	13,769	13,950	13,744
Long-term debt (including current portion)	56,139	59,457	58,363	58,976	58,104

The impact of consolidating the TP Group as of June 30, 2002, has been eliminated in the US GAAP column above to reflect the TP Group as an equity investment accounted for under APB18.

Major cash flow items under US GAAP

In addition, the following table discloses significant differences in cash flow line items from French GAAP to US GAAP for the six months ended June 30, 2002:

	As reported Six months ended June 30, 2002	US GAAP Six months ended June 30,
		2002	2002
	€	€	$
	(In millions)
Funds generated from operations	4,025	3,974	3,915
Net cash provided by operating activities	4,814	3,781	3,725
Net cash used in investing activities	(7,103)	(1,194)	(1,176)
Net cash provided by financing activities	1,575	(3,417)	(3,367)
Effect of changes in exchange rates on cash and cash equivalents	59	75	74
Cash and cash equivalents at beginning of period	2,943	2,943	2,900
Cash and cash equivalents at end of period	2,288	2,188	2,156

The major differences noted in the above consolidated cash flow statements for the first half of 2002 relate to reclassifying the repurchase of own shares from Vodafone in connection with the Orange plc acquisition for € 4,974 million from investing to financing activities under US GAAP. In addition, approximately € 1,111 million in cash provided by the sale of investments, was reclassified from operating to investing activities under US GAAP.

Reconciliation of shareholders’ equity to US GAAP

The following is a reconciliation of shareholders’ equity (deficit) as reported in the consolidated balance sheet as adjusted for the approximate effects of the application of US GAAP as of June 30, 2002 and as of December 31, 2001:

		At December 31, 2001	At June 30,
			2002	2002
	Notes	€	€	$
		(In millions)
Shareholders’ equity (deficit) as reported in the consolidated balance sheet		21,087	(440)	(433)
Adjustments to conform to US GAAP
Impairment of goodwill	A	—	(20,793)	(20,486)
Amortization of goodwill	A	(209)	1,182	1,165
Amortization of intangible assets	B	(1,172)	(1,331)	(1,311)
Step acquisition	C	(320)	(320)	(315)
Adjustment on Orange plc acquisition cost	D	3,649	3,443	3,392
Orange RSP cost	F	67	49	48
Acquisition of Freeserve	H	265	262	258
Equant – CVR an long-lived assets	I	(4,618)	(4,008)	(3,949)
Investment in NTL	J	(1,737)	—	—
Derivative instruments and hedging activities	K	(289)	(199)	(196)
Valuation of marketable securities and investment securities	L	1,734	257	253
Sale of carry back	M	346	308	303
Sale and leaseback of real estate	N	(695)	(679)	(669)
Capitalization of interests	O	417	536	528
Put arrangements Kulczyk	S	—	(271)	(267)
Adjustments relating to the 1996 quasi reorganization and change of status	P	(637)	(275)	(271)
France Telecom shares issued to Mannesmann-Vodafone	T	(4,974)	—	—
France Telecom shares owned by Deutsche Telekom	T	(920)	—	—
Deferred taxes (including effect on the above adjustments)	R	(583)	(1,729)	(1,703)

Shareholders’ equity (deficit) as adjusted for US GAAP		11,411	(24,008)	(23,653)

Currency translation effects between French and US GAAP are included in the individual reconciliation line items above.

The components of shareholders’ equity for US GAAP purposes as of December 31, 2001 and June 30, 2002 are as follows:

	At December 31,	At June 30,
	2001	2002	2002
	€		$
	(in millions)
Share capital	4,615	4,750	4,680
Additional paid-in capital	26,586	27,113	26,712
Retained earnings	(11,417)	(43,550)	(42,906)
Own shares including those bought back from Vodafone	(5,002)	(9,975)	(9,828)
France Telecom shares issued to Mannesmann-Vodafone	(4,974)	—	—
France Telecom shares owned by Deutsche Telekom	(920)	—	—
Accumulated Other Comprehensive Income
Unrealized gains on securities:
Net unrealized gains (net of related taxes)	1,255	240	236
Unrealized gains and losses on cash flow hedges	(82)	(102)	(100)
Foreign currency translation adjustment	1,350	(2,484)	(2,447)

Accumulated Other Comprehensive Income	2,523	(2,346)	(2,311)

Total shareholders’ equity as adjusted for US GAAP	11,411	(24,008)	(23,653)

Temporary equity

The following table discloses the difference in temporary equity from French GAAP to US GAAP at December 31, 2001 and June 30, 2002:

			At December 31,	At June 30,
	Notes		2001	2002	2002
			€	€	$
			(In millions)
Temporary equity as reported in the consolidated balance sheet	(T	)	—	—	—
France Telecom shares issued to Mannesmann-Vodafone	(T	)	4,974	—	—
France Telecom shares owned by Deutsche Telekom	(T	)	920	—	—

Temporary equity as adjusted for US GAAP			5,894	—	—

As discussed above, there were no temporary equity amounts at June 30, 2002.

Other SEC disclosures

Details of assets valuation allowances under French GAAP recorded during the past year and a half are as follows:

	Balance at beginning of period	Net additions (deductions) charged to costs and expenses	Other changes (1)	Balance at end of period
	€	€	€	€
	(in millions)
Year ended December 31, 2001
Valuation allowances relating to:
Marketable securities	—	2	—	2
Trade accounts receivable	1,406	335	(266)	1,475
Inventories	112	67	34	213
Investment securities	1,734	4,599	100	6,433
Other assets	42	847 (2)	204	1,093
Six months ended June 30, 2002
Valuation allowances relating to:
Marketable securities	2	(1)	—	1
Trade accounts receivable	1,475	126	255	1,856
Inventories	213	(6)	(8)	199
Investment securities	6,433	1,305	11	7,749
Other assets	1,093	509	77	1,679

(1)	Mainly includes translation adjustments and effect of acquisitions and divestitures.
(2)	Mainly related to beneficial interests subscribed in connection with the securitization of receivables. See Note 9 to these consolidated financial statements.

32 B.    RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 will become effective for France Telecom beginning on January 1, 2003. France Telecom is currently reviewing this statement to measure the potential impact on its results of operations and financial position.

Effective January 1, 2002, France Telecom adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The adoption of this Statement did not have a material impact on the financial position or on the results of operation and cashflows of France Telecom for the first six months of 2002.

In April 2002, the Financial Accounting Standards Board issued SFAS 145 Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections. This Statement amends FASB Statement 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The other provisions are effective for transactions occurring on or after May 15, 2002.

France Telecom is currently reviewing this statement to measure the potential impact on its results of operations and financial position upon the full adoption of SFAS 145.

In June 2002, the Financial Accounting Standards Board issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)”. Under SFAS 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement becomes effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. France Telecom is currently reviewing this statement to measure the potential impact on its results of operations and financial position.

On November 25, 2002, the Financial Accounting Standards Board announced the issuance of Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which has been superseded by this Interpretation. Given observed differences in practice, this Interpretation clarifies the requirements for a guarantor’s accounting and interim and annual financial statement disclosures of certain guarantees issued and outstanding. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The incremental disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002. France Telecom is currently reviewing this interpretation to measure the potential impact on its results of operations and financial position.

32 C.    ADDITIONAL SUBSEQUENT EVENTS (SINCE SEPTEMBER 12, 2002)

The France Telecom Group consolidated financial statements for the six months ended June 30, 2002 have been reviewed by the France Telecom board of directors dated September 12, 2002.

MobilCom

1.
In the framework of the MobilCom rescue plan organized by the German Federal government since September 15, 2002 (which includes a rescue plan for MobilCom’s traditional businesses and a freeze-down plan for the UMTS business involving France Telecom), France Telecom signed on November 22, 2002 a conditional transaction with MobilCom for an amicable termination of their agreements regarding the development of UMTS in Germany.

This transaction provided for a number of conditions to be fulfilled, including:

•
an agreement between France Telecom and the banks of the Senior Interim Facility (“SIF”), as well as Nokia Oyj and Ericsson AB, on the purchase of their loans (approximately € 6 billion) in exchange for perpetual securities redeemable into shares at a price of 47 euros per share, that would be accounted for in France Telecom’s balance sheet as quasi-equity. This agreement was to be finalized on November 30, 2002 at the latest (see hereunder);

•
approval by the MobilCom shareholders meeting of the rescue plan for MobilCom’s traditional businesses, the freeze-down plan for the UMTS business and waiver of all recourse against the France Telecom Group. This shareholders meeting is to take place on January 30, 2003 at the latest. The MobilCom shares held by G. Schmid and Millenium were placed in a Trust and the Trustee undertook to approve the entire rescue plan at the shareholders meeting;

•
approval by the France Telecom shareholders meeting of the perpetual securities to be issued in exchange for the loans re-purchased from the banks and vendors. This shareholders meeting is to take place on February 28, 2003 at the latest.

Once all the conditions of the agreement fulfilled, France Telecom would:

•	purchase the loans from the banks and vendors (of approximately € 6 billion) in exchange for the perpetual securities;

•
waive the loans purchased from the banks and vendors (€ 6 billion quoted above), as well as the shareholder loans granted to MobilCom since the signing of the Cooperation Framework Agreement (€ 1 billion), amounting to a total of approximately € 7 billion;

•
contribute to expenses for MobilCom’s UMTS freeze-down plan, up to a maximum of € 580 million, including compensation for the termination of the National Roaming contract between E-Plus and MobilCom. This amount will be paid progressively to reflect the actual costs incurred by MobilCom. Approximately one quarter of this amount will be paid before December 31, 2002 to allow MobilCom to meet initial expenses related to the UMTS freeze-down plan.

These charges are already fully provisioned in France Telecom’s accounts.

In exchange, France Telecom benefits from a:

•	waiver by MobilCom of all recourse against the France Telecom Group (including Orange) and vice versa;

•	waiver by Gerhard Schmid of all recourse against the France Telecom Group (including Orange) and vice versa;

•	recovery provision to the value of MobilCom’s UMTS assets (including the license), allowing France Telecom to receive 90% of the proceeds on any UMTS asset possibly sold by MobilCom.

This agreement is consistent with the decisions of France Telecom’s Board of Directors on September 12, 2002 and allows the Group to limit its exposure to risks linked to its withdrawal from the UMTS business in Germany.

2.	On November 30, 2002, France Telecom executed agreements with the SIF Banks, Nokia and Ericsson.

Under these agreements, France Telecom will purchase the loans granted to MobilCom for a total maximum amount of € 6.1 billion (i.e. € 5.9 billion plus interests and costs accrued until, at the latest, March 15, 2003). The purchase price will be paid by France Telecom by issuing to the SIF Banks, Nokia and Ericsson perpetual bonds redeemable for new shares of France Telecom which will have the following features:

•	Total Maximum Amount: € 6.1 billion (such amount to be reduced for interest accruing to an earlier date than March 15, 2003 if the transaction occurs earlier),

•	Redemption: no redemption in cash under any circumstances,

•	Status: ranking pari passu with France Telecom’s ordinary shares,

•
Conversion: convertible at any time into ordinary shares of France Telecom at a price of € 47 (certain bonds will benefit from a conversion price step down mechanism indexed on dividends paid by France Telecom),

•
Coupon before conversion: fixed coupon of 7% per year for the first seven years with a mechanism indexed on France Telecom’s long term credit ratings and France Telecom’s share price on the market (with a coupon between 7% and 6.5%); thereafter floating rate at Euribor 3 months plus a spread of 300 basis points, such spread being subject to the same step down and step up mechanisms as the fixed rate coupon (spread to be comprised between 300 basis points and 250 basis points)

•
The SIF Banks, Nokia and Ericsson have entered into provisions restricting any listing and marketing of these bonds until six months after a rights issue of France Telecom has been implemented, or June 30, 2004 if no rights issue has occured on such date. At the end of this restricted period, it is envisaged to list these bonds on a regulated stock market.

These bonds will be classified as quasi equity in France Telecom’s financial statements. Under US GAAP, they will be classified as debt (under IAS these instruments will be unbundled and accounted for mainly as debt).

Casema

In July 2002, France Telecom signed a contract with Liberty Media to sell Casema for a market value of € 750 million, the disposal being contingent upon several conditions precedent including notably the approval of the transaction by the Dutch competition authorities (NMA).

On November 7, 2002, the NMA decided to investigate further the proposed transaction by moving to a phase 2 examination process. Following this decision, Liberty Media announced on November 18, 2002 its decision to withdraw from the proposed transaction. On the same day, France Telecom confirmed its intention to divest Casema and announced that it had re-entered into discussions with potential acquirers.

Vodafone-Panafon

On November 28, 2002 France Telecom sold to Vodafone International Holdings BV its 10.85% stake in Vodafone-Panafon, the Greek mobile telecommunications company. The transaction was concluded at an aggregate purchase price per share of € 5.28, representing gross proceeds of € 311 million.

In addition, France Telecom acquired from Vodafone Group Plc. a cash settled option in order to cover its possible financial obligations under its 4.125% Exchangeable Notes due November 29, 2004, for a consideration of approximately € 10 million. This option has the same strike price, maturity and adjustment events clauses as the Exchangeable Notes.

Noos

On November 12, 2002, France Telecom exercised its right to require cash payment from Morgan Stanley for the August 2000 sale of 22% of the equity capital of Noos. Morgan Stanley has agreed to deliver such payment in cash amounting to € 400 million on December 15, 2002.

Board of Directors dated December 4, 2002

At the end of the Board of Directors dated December 4, 2002, France Telecom indicated that:

•
In view of developments in the Group’s businesses and its operating environment since June 30, 2002, several accounting decisions will be proposed to the meeting of the Board of Directors called to approve the financial statements for 2002. Asset write-downs could total between 5.5 billion euros and 7 billion euros. The main component of these write-downs is the impairment of Equant’s goodwill in the range of 3.5 to 4.5 billion euros, given the economic environment, third quarter results and unfavorable trends in Equant’s competitive environment that have dictated a reassessment of its short- and medium-term outlook.

•
The Group believes that France Telecom requires approximately 15 billion euros in additional equity. Taking into account the action plan prepared by the Group and the outlook for a return on investment, the French State has indicated that it will make a pro rata contribution of 9 billion euros.

To give France Telecom the possibility to turn to the markets at the most appropriate moment, the State also indicated that it was ready to anticipate on its participation in the capital increase by providing the company with a subordinated bridge shareholder advance remunerated at market conditions.

The measures planned by the French State, as majority shareholder, were communicated to the European Commission on December 3, 2002, in compliance with EU rules.

•	The Group expects to have a liquidity position of about 6 billion euros available at the end of 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 5, 2002	By:	/s/ PIERRE HILAIRE
Name: Pierre Hilaire
Title: Senior Vice President
Finance, France